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2019 Annual Report

Strong Production Growth

Silver Eqv. Ounces (M)
30
25
20
15
10
5
0
Silver Ounces Only
2009
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2019

First Majestic: More Than Mining

Vancouver-based First Majestic Silver is a senior silver mining company with more than 4,000 employees at three producing mines, and several exploration and development projects. Our focus in recent years has been on technological innovation, which has driven efficiencies, lowered cost of production, and reduced our environmental footprint.

Highlights from 2019

15% increase in silver equivalent production (25.6 million ounces)

86% average silver recovery in 2019—a new record

26% lower cash costs per ounce

$169 million in treasury at year end

Santa Elena Silver / Gold Mine
La Encantada Silver Mine
San Dimas Silver / Gold Mine
Del Toro Silver Mine
San Martin Silver Mine
La Guitarra Silver Project
La Joya Silver Project
La Parrilla Silver Mine
La Luz Silver Project

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2020 Performance Expectations

At the time of this report's production, the Covid-19 pandemic has caused us to temporarily suspend operations at our mines, in order to safeguard the health of our employees. We remain optimistic for strong production on an annualized basis and into the future, but from the midst of this global event, we cannot make performance or exploration predictions for 2020.

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SOLAR ARRAY BUILT FOR THE LA PARRILLA COMMUNITY, TO HELP POWER THE LOCAL COMMUNITY'S DRINKING WATER NETWORK.

There's No Substitute for Silver

In the 21st century silver is more than a treasured precious metal, it's a strategic metal – an essential metal used in technology, electronics, anti-bacterial applications, and throughout the electrical and transportation infrastructure.

1 billion ounces (approx.) consumed annually

80% sourced from mining (approx.), with the rest from recycling or investment hoards

Mining ratio of 8:1

– while the trading ratio is over 100:1

Silver Applications

55% industrial fabrication
20% jewelry
20% coins & bars (investment)
5% silverware

Most Reflective Metal

- Silver-based photovoltaics are essential to solar panel manufacturing
- Silver plays an important role in window manufacturing as a coating

Most Conductive Metal (after gold)

- Necessary in all electronic manufacturing

Antibacterial Attributes

- Silver nanoparticles are antimicrobial, with applications in medicine, water and air filtration, clothing, footwear, cosmetics, internal consumption and more. And the list is always growing.

*Source silverinstitute.org

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From Ore to Bullion: The First Majestic Bullion Store

Hold the beauty—and value—of First Majestic Silver in your hand: purchase your own 0.999-fine silver rounds, ingots, bars, medallions and more.

Stamped with the First Majestic logo, purchased from the First Majestic Bullion Store.

First Majestic is the only silver miner that sells its own silver bullion—with guaranteed quality and provenance. And one of the lowest prices and premiums available.

- Prices based on market trends (do not follow hourly and daily fluctuations)
- Fast, global delivery
- For shareholders only*: $0.50/oz off the online sales price.

For the complete product list, and current prices, visit the First Majestic Bullion Store:

www.store.firstmajestic.com

**Available to shareholders holding a minimum of 100 shares of First Majestic Silver Corp., not transferable.*

fm
10g
999 FINE
SILVER

Letter from the President & CEO

For First Majestic Silver, 2019 was a record year. Our emphasis on technology-driven efficiency and disciplined leadership delivered record growth and strong results by nearly every financial measure. We invested in innovation, revitalized our management team, and continued to support the communities in the regions where we work. We enter 2020 with the building blocks in place for continued, profitable growth.

In 2019, we completed a strong year of exploration which we're confident will lead to additional resources at our two largest mines, San Dimas and Santa Elena. This large exploration budget is expected to continue throughout 2020.

We continued to strengthen our senior management team, while unfortunately making some tough choices regarding restructuring the business. We put our higher-cost operations on hold, and focused on our high-grade, higher volume and lower-cost cornerstone mines.

Since acquiring the San Dimas mine, we have transformed it into a world-class asset: a high-quality, low-cost producer with a long future. Under our management, San Dimas has exceeded guidance with continuous quarter-on-quarter improvement.

At Santa Elena, 2019 marked the successful installation of a new HIG (High Intensity Grinding) mill which has been giving Santa Elena record silver/gold recoveries. This HIG mill is the first of its kind operating in Latin America, and is setting the stage for this technology to be installed throughout our business.

In May of 2019, we were very happy to receive the final permit for developing the high grade Ermitaño deposit, which is only four kilometres from Santa Elena milling operation. Development is now underway, with the objective of extracting ore in early to mid-2021, which will be sent to the nearby mill.

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At our third operating mine, La Encantada, we experienced higher grades and much higher recoveries due to some changes that were made in the mill. La Encantada ended 2019 at its strongest production levels in five years, adding nicely to our record year.

In past months, a series of factors combined to put some of our mining operations on hold: the La Guitarra mine closed in 2018, and in 2019, the San Martin and La Parrilla mines closed. Late in 2019, we announced the end of operations at the Del Toro mine, in early 2020.

In 2020, with our three largest and most profitable mines operating, First Majestic will produce only silver and gold, rather than our historic mix of metals including lead and zinc. We feel, despite the difficulty in making these decisions, the results will show a leaner, more efficient and more profitable company going forward.

We remain committed to Mexico and the communities surrounding our mines, and are continuing our exploration programs in order to develop additional resources that may allow these mines to potentially re-open in the future. In the meantime, we are maintaining our social programs in order to assist these communities with their basic needs.

In closing, I would like to acknowledge our revitalized management team, including David Smith, our new VP of Human Resources, and Jose Hernandez, who was promoted to VP of Innovation, Processing & Metallurgy. I would like to express special gratitude to Ramon Mendoza, our VP of Technical Services, who took over as interim VP of Operations, without relinquishing his pre-existing obligations. Ramon handled the situation with skill, and provided the stability that allowed us to take the time required to seek a new Chief Operating Officer. By the time this letter is released, Steven Holmes will have been announced as our new COO, with a mandate to continue driving costs down. I warmly welcome Steve to the First Majestic team.

I want to take this opportunity to thank the dedicated First Majestic employees who contribute to our success every day, and whose shared vision allows First Majestic to progress and succeed. I have the greatest confidence in their ability to deal with any challenges we will face in our exciting future that I see for First Majestic.

Keith Neumeyer
President and Chief Executive Officer

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"SINCE ACQUIRING THE SAN DIMAS MINE, WE HAVE TRANSFORMED IT INTO A WORLD-CLASS ASSET: A HIGH-QUALITY, LOW-COST PRODUCER WITH A LONG FUTURE. UNDER OUR MANAGEMENT, SAN DIMAS HAS EXCEEDED GUIDANCE WITH CONTINUOUS QUARTER-ON-QUARTER IMPROVEMENT."

Letter from the CFO

For First Majestic, 2019 was a transitional year. Early in the year, we were forced to make some strategic decisions—decisions that bore results almost immediately. Momentum built quickly, and we closed the year with two record-breaking quarters. We are on the path of continuous improvement, and we have every reason to expect it to continue.

The year's biggest achievement was refining our focus to the three cornerstone operations that can operate at lower costs; operations where we can expect further efficiencies. The investments that we are making—in innovative technologies like automation and HIG mills—are all about bottom-line benefits.

Since acquiring the San Dimas mine, we have improved its production by approximately 25%. Room for improvement remains, which we are addressing through 2020 and 2021, with investments, including rebuilding the processing plant (including a HIG mill) that should significantly lower operating costs.

Another aspect of the acquisition was the need to revisit the agreement with Wheaton Precious Metals. Historically, San Dimas was Wheaton's first streaming agreement. We negotiated a new, re-engineered agreement that is far more effective, and mutually beneficial for First Majestic, San Dimas and Wheaton. Our relationship with Wheaton is stronger than ever, and San Dimas is a marquee property for them as much as it is for us.

Looking forward, First Majestic is a stronger, more focused team. We have gained several senior executives, people who come to the Company with experience and motivation, and we have promoted others from within. We invested in comprehensive executive training to build a close-knit senior leadership team that works collaboratively and effectively. And our cash-positive year has contributed to a corporate "war chest" of nearly $170 million dollars. Should a strategic acquisition opportunity arise, we are well positioned to respond rapidly.

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For our investors, the message is clear: momentum is building. Prepare yourselves for a First Majestic that has embraced a spirit of continuous improvement—that is growing in size, production and profitability in the coming year and beyond.

Raymond L. Polman
CPA, CA, Chief Financial Officer

Operating and Financial Highlights

Operating	2019	2018	2017	2016	2015
Silver equivalent ounces produced	25,554,288	22,243,071	16,207,905	18,669,800	16,086,272
Silver ounces produced	13,241,118	11,679,452	9,749,591	11,853,438	11,142,109
Gold ounces produced	134,580	111,084	62,991	62,436	25,467
Cash costs per ounce of silver	$ 5.16	$ 6.98	$ 7.04	$ 5.92	$ 7.87
All-in Sustaining Costs (AISC) per ounce of silver	$ 12.64	$ 14.95	$ 13.82	$ 10.79	$ 13.43

Financial (millions except for share amounts)					
Revenues	$ 363.9	$ 300.9	$ 252.3	$ 278.1	$ 219.4
Mine operating (loss) earnings	$ 66.2	$ (11.9)	$ 16.0	$ 49.2	$ 8.7
Net (loss) earnings	$ (40.5)	$ (204.2)	$ (53.3)	$ 8.6	$ (108.4)
(Loss) earnings per share	$ (0.20)	$ (1.11)	$ (0.32)	$ 0.05	$ (0.84)
Cash flow per share	$ 0.54	$ 0.34	$ 0.49	$ 0.67	$ 0.46

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Organic Growth Through Exploration

We are fortunate to have a portfolio of large and highly prospective land packages, and in 2019 accelerated our exploration programs. We invested $21.3 million in a combination of "greenfield" drilling (further from existing operations) and "brownfield" (near-mine) exploration, in and around our operating mines, while also remaining focused on our suspended mines.

The Ermitaño Project is an exploration and development priority. Located four kilometres from the Santa Elena mill, it contains a total resource of 5.8M tonnes, containing 67.9M Ag-egv. oz. In 2019, we began running an adit (a ramp/tunnel) into this high-grade ore body. This development will take approximately 18 months, with expected initial production planned to commence in early to mid 2021.

Regional exploration around Santa Elena remains a high priority for 2020.

Focused on Community

Through 2019, we worked on defining standardized social management systems and processes. The objective was to guide decision-making and empower our sites to develop CSR projects that are meaningful to their local communities and stakeholders.

Our Social Investment Framework is developing standards for creating partnerships and refining our focus on where we invest. The Land Access Working Group is an in-house team with members from our exploration, legal, CSR, and environmental staff, which supports our exploration activities.

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A key sustainability initiative is our Local Content Program, which seeks to increase our mines' use of the local resources, such as workforce, entrepreneurs and enterprises. A pilot project in Sonora state, near the Santa Elena mine, is mapping local capacity and skills. In 2020, we are developing training programs for local residents to prepare them for mining jobs, and we are hoping to qualify some local businesses to supply goods and services to our operation.

In preparation for our inaugural 2019 Sustainability Report (which is planned to be published in May, 2020 to GRI standards), we completed a company-wide Materiality Assessment to identify the sustainability issues of greatest importance.

Keeping Our People Safe

Across First Majestic mines and operations, our safety management systems are well established. The focus is on continuous improvement, through teaching and reinforcing safety, on the job and in our everyday lives—with slogans like "We're all miners at heart" and an emphasis on "visible felt leadership" that is engaged from management to miners. Proof of our success is three years of steady reduction in workplace injuries.

MINE STAFF FREQUENTLY HOLD SAFETY FAIRS IN LOCAL COMMUNITIES. EMPLOYEES PRESENT EDUCATIONAL DISPLAYS AND DEMONSTRATE SAFE WORK HABITS, TO SPREAD THE SAFETY MESSAGE TO THE BROADER COMMUNITY.

Injuries declining year on year

TRIFR* *(Total Recordable Injury Frequency Rate)*

- > 2017 2.1
- > 2018 1.73
- > 2019 1.42

**Injuries and other incidents requiring treatment by a medical professional, per million hours worked.*

San Dimas Silver/Gold Mine

Our Lowest Cost, Highest Producing Mine

The San Dimas mine has been in continuous production for well over 100 years. Its gold/silver deposit is one of the most important precious metal deposits in Mexico. Since acquiring the mine, we have been engaged in an ongoing program of technology and automation upgrades which are improving mill throughput, recovery efficiency, environmental performance, and operating costs.

We have seen production costs drop by more than 20% and throughputs maintained at close to mill capacity. An exciting program launched during 2019 was the commencement of reconstruction of the infrastructure at the old Tayoltita mine, which is known to contain high silver values, but was taken off-line over a decade ago, due to the previous owner's focus on gold production. First ore extraction is anticipated for mid 2020.

Also during 2019, the plans were completed for upgrading of the mill, which had lacked investment for many years. Most of the engineering, designs and plans were put in place, and in February of 2020, ground was broken on the upgrades.

This construction project marks the beginning of a two-year investment plan which will see this mill completely rebuilt, expanded and modernized. In addition, the current hydro dam, which supplies 50% of the operation's power, is planned for expansion as part of this investment.

DURING 2019, PLANS WERE COMPLETED FOR UPGRADING OF THE MILL...THIS CONSTRUCTION PROJECT MARKS THE BEGINNING OF A TWO-YEAR INVESTMENT PLAN WHICH WILL SEE THIS MILL COMPLETELY REBUILT, EXPANDED AND MODERNIZED.

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UNDERGROUND SILVER/GOLD MINE (DORE BARS) | DURANGO, MEXICO | 100% OWNERSHIP | 2,000 TPD

WHEN THE MILL UPGRADES ARE COMPLETE (THE HIG MILL IS EXPECTED TO COME ONLINE IN EARLY 2021, WITH THE AG/SAG MILL TO FOLLOW), SAN DIMAS' ENERGY CONSUMPTION WILL DECREASE, MAINTENANCE COSTS ARE PROJECTED TO DROP, AND SILVER/GOLD RECOVERIES ARE EXPECTED TO INCREASE.

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2019 Production Highlights

6,305,672	13,831,627	$1.41	$7.26
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

2020 Projections

6.5M - 7.2M	13.4M - 14.9M	$2.47 - 3.62	$8.28 - 10.10
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

Reserves & Resources

52.9M silver / 591K gold ounces

Proven & Probable

70.7M silver / 823K gold ounces

Measured & Indicated

64.4M silver / 676K gold ounces

Inferred

Santa Elena Silver/Gold Mine

New HIG mill Delivers 94% Recovery at Low Cost/Ounce

At our Santa Elena operation, technical and automation upgrades have consistently improved efficiencies and lowered costs since acquisition in 2015. Additionally, successful exploration programs have been extending the operation's life with particular attention focused on developing our adjacent Ermitaño project, which is four kilometres away from the mill.

In 2019, a new 3,000 tpd HIG mill commenced operations. This is Latin America's first and only whole-ore, hard-rock mining application for this high-intensity milling technology. The HIG mill's performance improved steadily through the year, reaching average silver recoveries of 94% and gold recoveries of 96% in Q4.

More improvements are underway in 2020, including the installation of an AG/SAG (autogenous/semi-autogenous) grinding mill that will replace the current outdated ball mill, which is expected to further increase recoveries and save energy.

The planning and tendering process to convert Santa Elena from diesel to liquid natural gas (LNG) was a major effort in 2019. Ground-breaking for this LNG plant started in March 2020, and the plant is expected to come online in late 2020. This is expected to save a significant amount of money on energy, while being much more environmentally friendly.

After a substantial effort in 2019 in planning and permitting for our Ermitaño project, earthworks and ramp development commenced in late 2019. Initial production is scheduled for mid 2021.

THE HIG MILL'S PERFORMANCE IMPROVED STEADILY THROUGH THE YEAR, REACHING AVERAGE SILVER RECOVERIES OF 94% AND GOLD RECOVERIES OF 96% IN Q4

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UNDERGROUND SILVER/GOLD MINE (DORE BARS) | SONORA STATE, MEXICO | 100% OWNERSHIP | 3,000 TPD

IN 2020, WE ARE TAKING SANTA ELENA TO THE NEXT PHASE, WITH AN AG/SAG GRINDING MILL THAT WILL INCREASE RECOVERIES FURTHER. THE AG/SAG - HIG COMBINATION IS DESIGNED WITH THE TECHNOLOGY TO SUPPORT FULLY-AUTOMATED CONTROL SYSTEMS THAT, IN THE FUTURE, COULD DELIVER MAJOR COST REDUCTIONS.

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2019 Production Highlights

2,435,604	6,316,277	($0.51)	$3.02
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

2020 Projections

2.4M - 2.7M	5.2M - 5.8M	$6.67 - 8.29	$9.80 - 11.77
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

Reserves & Resources

9.6M silver / 142K gold ounces

Proven & Probable

17.3M silver / 491K gold ounces

Measured & Indicated

11.4M silver / 425K gold ounces

Inferred

La Encantada Silver Mine

A Key Asset and Low-Cost Producer

The La Encantada has been central to the First Majestic portfolio since 2006. During 2019, the underground caving program began to take hold and bring substantial improvement to the operation. Higher grades and throughputs were the year's main achievements.

In addition, our innovation team made changes to the milling operation which led to much higher recoveries, exceeding 80%, an all-time record for La Encantada. Q3 and Q4 showed production records not seen since 2010-2011, when the operation was running at 4,000 tpd.

In 2020, plans are being drawn for the implementation of the same technologies that Santa Elena and San Dimas are receiving. While the work is not likely to begin until 2021, engineering and planning is the main focus in preparing this operation for the upcoming investments.

In the meantime, several exciting exploration targets were discovered in 2019 and are planned for drilling in 2020.

OUR INNOVATION TEAM MADE CHANGES TO THE MILLING OPERATION WHICH LED TO MUCH HIGHER RECOVERIES, EXCEEDING 80%, AN ALL-TIME RECORD FOR LA ENCANTADA.

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UNDERGROUND SILVER MINE (DORE BARS) | COAHUILA STATE, MEXICO | 100% OWNERSHIP | 3,000 TPD

AT LA ENCANTADA, ENGINEERING AND PLANNING ARE THE MAIN FOCUS, AS WE PLAN FOR THE FUTURE IMPLEMENTATION OF OUR THIRD HIG MILL.

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2019 Production Highlights

3,083,410	3,099,717	$11.89	$13.90
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

2020 Projections

2.9M - 3.3M	2.9M - 3.3M	$12.27-13.29	$14.96-16.29
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

Reserves & Resources

22.5M silver ounces

Proven & Probable

29.3M silver ounces

Measured & Indicated

15.0M silver ounces

Inferred

San Martin Silver Mine

Exploration and Development

JALISCO STATE, MEXICO 100% OWNERSHIP

At San Martin, mining is temporarily suspended. We continue to work with authorities to resolve security issues, but there is no timeline for mining to recommence. We are confident in the future of this mine. While operations are suspended, we continue to support our local stakeholders and partners, funding schools, medical facilities and other essential community services.

2019 Production Highlights

555,595	692,541	$13.45	$18.73
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

La Parilla Silver Mine

Exploration and Development

DURANGO STATE, MEXICO 100% OWNERSHIP

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The La Parrilla mine is our second-largest land package, including a complex of five underground mines surrounding the mill. We remain confident in the future of the mine as we continue exploration drilling into 2020. In 2019, we suspended operations at La Parrilla for the medium term. While operations are suspended, our R&D hub, the First Majestic Research and Innovation Centre, remains open. We are also continuing our support for local stakeholders and partners, and funding schools, medical facilities, and other essential community services.

2019 Production Highlights

557,603	1,120,490	$15.59	$26.29
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

Del Toro Silver Mine

Exploration and Development

ZACATECAS STATE, MEXICO 100% OWNERSHIP

In recent years, production has fallen at Del Toro, and in early 2020 operations were suspended. We have confidence in the property, and have expanded our drill program as we seek to develop sufficient new resources to support a future reopening, if and when economically feasible. While operations are suspended, we continue to support our local stakeholders and partners, and are funding schools, medical facilities and other essential community services.

2019 Production Highlights

303,234	493,636	$28.26	$37.77
Silver Production (ounces)	Silver Equivalent Production (ounces)	Cash Costs per Ounce	All-in Sustaining Costs per Ounce

Resources

7.8M silver ounces
Measured & Indicated

15.3M silver ounces
Inferred

Resources

7.9M silver ounces
Measured & Indicated

9.3M silver ounces
Inferred

UNIDAD DEL TORO

Resources

4.6M silver ounces
Measured & Indicated

5.3M silver ounces
Inferred

More Than Mining:

Innovation
Exploration
Community

After a year of organizational and strategic changes, including the temporary suspension of operations at three mines, it is rewarding to see such strong results: we closed the year with record revenues, record silver production, our lowest cash cost per ounce in years, and the highest cash balance in our history.

First Majestic ended 2019 as an industry leader—again—the purest silver producer with a relentless focus on improving margins through innovation.

Innovation Drives Cost Reductions

At the Santa Elena mine, our first HIG—High Intensity Grinding—mill improved metallurgical recoveries substantially. Since the HIG mill began operation, silver recoveries increased by 5 to 6%, and gold recoveries by 2%.

In 2020, we are taking Santa Elena to the next phase of optimization, with an AG/SAG (autogenous/semi-autogenous) grinding mill that will feed the HIG mill to increase recoveries further and significantly reduce operating costs. The AG/SAG - HIG combination is designed with the technology to support fully-automated control systems in the future, with machine-learning and artificial intelligence capabilities that could deliver major cost reductions.

Our second HIG mill is currently under construction at San Dimas, with an expected launch in early 2021. La Encantada will come right after, with completion of its HIG mill expected in 2022.

SANTA ELENA'S HIG MILL, HAS DELIVERED RECORD SILVER/GOLD RECOVERIES. WE PLAN TO INSTALL HIG TECHNOLOGY THROUGHOUT OUR BUSINESS.

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LABORATORIO
METALURGICO

Located within the La Parrilla, the First Majestic Research and Innovation Centre remains active. This is our dedicated R&D facility where we test new technologies and optimizations that often get implemented in our mines. With a trained team of experts and the latest in technology—including a one-of-a-kind miniature HIG mill—the centre is a demonstration of our commitment to innovation, and to the La Parrilla community.

Senior Leadership Team

Steve Holmes - Chief Operating Officer
Silver is more than silverware and jewelry, it's the cornerstone for green energy, pharmaceuticals, electronics and much more. It helps improve peoples' lives. At First Majestic Silver, we support our people and our local communities, by protecting health and the environment, and providing high-paying jobs that support entire communities.

Sophie Hsia, General Counsel
Strategic and legal initiatives are the pillars of my work. As the Company's first General Counsel, I'm excited to provide new leadership to First Majestic's in-house counsel and spearhead the optimization of our delivery of business value to all levels of the Company and its Board of Directors.

Connie Lillico, Corporate Secretary
I am proud that First Majestic excels in good governance in its business practices, and in its liaison with stock exchanges and regulatory bodies. As Corporate Secretary for the past 13 years, I have acted as the key catalyst in providing leadership in effective governance, compliance, reporting and disclosure obligations.

Jose Hernandez, VP of Innovation & Metallurgy
My passion is innovation, innovation, and innovation! First Majestic has given me the opportunity to excel in my quest to apply technology and innovation to transforming mining and metal extraction. Every day, I champion and foster the spirit of creativity across the organization, to enable continuous improvement and increased efficiencies throughout the business.

Pepe Figueroa, VP of Information Technology
Creativity is the mastermind of technology. I am proud to represent the creation and implementation of First Majestic's digital solutions, systems and networks. I thrive in this dynamic environment that the company offers me to apply my expertise in this field.

Todd Anthony, VP Corporate Development
To me, "More than Mining" means improving the quality of peoples' lives – whether directly or indirectly involved in our business. Investing in people offers one of the highest returns on capital: it creates dedication and enthusiasm towards achieving the overall goals of our business.

Greg Kulla, VP of Exploration
Discovering a mineral deposit is all about exploration and prospecting programs. I take great pride in spearheading the implementation of our exploration projects. I value engaging with stakeholders and communities to share our exploration plans and discuss opportunities. It is very important to me that we hire people from local communities, and that we use exploration methods that minimize the impact on the environment in our search for the next silver deposit .

David Smith, VP of Human Resources
An organization is only as successful as its people. As VP of Human Resources, I take pride in building our corporate culture – and engaging with our employees, and developing and empowering them in their careers. At First Majestic we strive to provide our people with exemplary leadership and effective communication, which demonstrates in them the need for social responsibility in all our actions.

Karen Liu, VP of Treasury & Corporate Controller
The sustainability of an organization like ours relies on more than its mining operations. It also depends on the continuity of its global treasury operations to support its business activities. During my tenure, I have provided strategic direction and leadership for an international corporate treasury department, and enjoyed engaging with financial institutions and advisors, senior management and our operations' financial managers.

Jill Arias, VP of Corporate Communications & Marketing
At First Majestic, "More than Mining" recognizes the people who make us the organization that we are today – like our investors, who appreciate and trust us with their investments. Building our brand is not just about silver, it's about responsible and efficient mining that provides value to the community at large.

Andrew Poon, VP of Finance
The long-term viability of a company like ours relies on maximizing its shareholder value. I am proud to play an integral role in leading a top-notch Finance team. Our timely information and high-quality financial reporting guides decision-making and corporate governance. We collaborate effectively with all functions of the Company to ensure that our financial goals are met.

Ramon Mendoza, VP of Technical Services & Interim VP of Operations
I am honored to have been able to contribute to First Majestic, by bringing my understanding of the cultures and business practices in Mexico and Canada and acting as a bridge between our teams as we implement best practices and enhance our technical skills throughout our operations.

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Jose Hernandez
Pepe Figueroa
Steve Holmes
Todd Anthony
Greg Kulla
David Smith
Sophie Hsia
Andrew Poon
Connie Lillico
Jill Arias
Raymond Polman
Ramon Mendoza
Keith Neumeyer
Karen Liu

MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2019
Annual Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, PEng, QP for First Majestic

Mine	Category	Mineral Type	Tonnage			Grades			Metal Content
				Ag	Au	Pb	Zn	Ag-Eq	Ag	Au	Ag-Eq
			k tonnes	(g/t)	(g/t)	(%)	(%)	(g/t)	(k Oz)	(k Oz)	(k Oz)

MATERIAL PROPERTIES

SAN DIMAS	Measured (UG)	Sulphides	1,860	487	6.99	-	-	1,050	29,110	418	62,810
	Indicated (UG)	Sulphides	2,957	438	4.26	-	-	782	41,620	405	74,290
	Total Measured and Indicated (UG)	Sulphides	4,816	457	5.32	-	-	885	70,730	823	137,100

SANTA ELENA	Measured Santa Elena (UG)	Sulphides	757	165	2.19	-	-	346	4,020	54	8,420
	Indicated Santa Elena (UG)	Sulphides	2,050	113	1.58	-	-	244	7,450	104	16,080
	Indicated Ermitano (UG)	Sulphides	2,107	70	4.59	-	-	449	4,730	311	30,390
	Indicated (Leach Pad)	Oxides	919	36	0.74	-	-	97	1,070	22	2,870
	Total Measured and Indicated (UG+Pad)	Oxides + Sulphides	5,833	92	2.62	-	-	308	17,270	491	57,760

LA ENCANTADA	Indicated Veins Systems (UG)	Oxides	691	326	-	-	-	326	7,250	-	7,250
	Indicated Breccias (UG)	Oxides	213	200	-	-	-	200	1,370	-	1,370
	Indicated Ojuelas (UG)	Oxides - Sulphides	854	216	-	2.90	8.93	314	5,950	-	8,630
	Indicated (Tailings)	Oxides	4,121	111	-	-	-	111	14,730	-	14,730
	Total Measured and Indicated (UG)	Oxides + Tailings	5,880	155	-	0.42	1.30	169	29,300	-	31,980

MATERIAL	Total Measured	All mineral types	2,617	394	5.60	-	-	847	33,130	472	71,230
PROPERTIES	Total Indicated	All mineral types	13,913	188	1.88	0.18	0.55	348	84,170	843	155,610
	Total Measured and Indicated	All mineral types	16,529	221	2.47	0.15	0.46	427	117,300	1,315	226,840

NON-MATERIAL PROPERTIES

SAN MARTÍN	Measured (UG)	Oxides	44	293	0.24	-	-	312	410	0	440
	Indicated (UG)	Oxides	719	321	0.61	-	-	369	7,390	14	8,530
	Total Measured and Indicated (UG)	Oxides	763	319	0.58	-	-	366	7,800	14	8,970

LA PARRILLA	Indicated (UG)	Sulphides	944	187	0.08	1.98	1.83	321	5,680	2	9,720
	Indicated (UG)	Oxides	145	272	0.15	-	-	284	1,270	1	1,320
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,089	198	0.09	1.72	1.59	316	6,950	3	11,040

DEL TORO	Indicated (UG)	All Mineral Types	660	215	0.36	4.32	4.82	506	4,560	8	10,730
	Total Measured and Indicated (UG)	All Mineral Types	660	215	0.36	4.32	4.82	506	4,560	8	10,730

LA GUITARRA	Measured (UG)	Sulphides	384	292	1.84	-	-	434	3,610	23	5,360
	Indicated (UG)	Sulphides	398	270	1.40	-	-	378	3,460	18	4,840
	Total Measured and Indicated (UG)	Sulphides	782	281	1.62	-	-	406	7,070	40	10,200

NON-MATERIAL	Total Measured	All mineral types	428	292	1.67	-	-	421	4,020	23	5,800
PROPERTIES	Total Indicated	All mineral types	2,866	243	0.46	1.65	1.72	381	22,360	42	35,140
	Total Measured and Indicated	All mineral types	3,294	249	0.62	1.43	1.49	387	26,380	65	40,940

CONSOLIDATED
FMS	Total Measured	All mineral types	3,045	379	5.05	-	-	787	37,150	495	77,030
	Total Indicated	All mineral types	16,779	197	1.64	0.43	0.75	354	106,530	885	190,750
	Total Measured and Indicated	All mineral types	19,824	225	2.16	0.36	0.63	420	143,680	1,380	267,780

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

(2)

The Mineral Resources information provided above is based on internal mineral resource estimates prepared as of December 31, 2019 by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

(3)	Metal prices considered for Mineral Resources estimates were $18.50/oz Ag, $1,450/oz Au, $1.05/lb Pb and $1.30/lb Zn.
(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumptions details are listed in each mine section of the Annual Information Form (AIF).

(5)

The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the AIF.

(6)	Measured and Indicated Mineral Resources are inclusive of the Mineral Reserves.
(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
(8)	The technical reports from which the above-mentioned information for the material properties is derived are cited under the hea ding “Current Technical Reports for Material Properties” of the AIF.
(9)	San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

PROVEN AND PROBABLE MINERAL RESERVES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2019
update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP for First Majestic

Mine	Category	Mineral Type	Tonnage		Grades			Metal Content
				Ag	Au	Pb	Ag-Eq	Ag	Au	Ag-Eq
			k tonnes	(g/t)	(g/t)	(%)	(g/t)	(k Oz)	(k Oz)	(k Oz)

SAN DIMAS	Proven (UG)	Sulphides	1,918	313	4.38	-	671	19,270	270	41,360
	Probable (UG)	Sulphides	3,199	327	3.12	-	582	33,650	321	59,900
	Total Proven and Probable (UG)	Sulphides	5,117	322	3.59	-	615	52,920	591	101,260

SANTA ELENA	Proven (UG)	Sulphides	819	120	1.57	-	252	3,170	42	6,640
	Probable (UG)	Sulphides	1,900	91	1.34	-	202	5,530	82	12,360
	Probable (Pad)	Oxides	898	32	0.64	-	86	920	19	2,470
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	3,616	83	1.22	-	185	9,620	142	21,470

LA ENCANTADA	Probable (UG)	Oxides	576	221	-	-	221	4,090	-	4,090
	Probable (UG)	Oxides - Flotation	809	147	-	2.35	196	3,820	-	5,090
	Probable (Tailings)	Oxides	4,128	110	-	-	110	14,600	-	14,600
	Total Probable (UG)	Oxides + Tailings	5,513	127	-	0.34	134	22,510	-	23,780

CONSOLIDATED FMS	Proven (UG)	All mineral types	2,737	255	3.54	-	546	22,440	312	48,000
	Probable (UG)	All mineral types	11,510	169	1.14	0.17	266	62,610	421	98,510
	Total Proven and Probable	All mineral types	14,246	186	1.60	0.13	320	85,050	733	146,510

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).

(2)

The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2019. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person (“QP”) for the purposes of NI43-101.

(3)

Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumptions details are listed in each mine section of the 2019 Annual Information Form.

(4)	Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag, $1,350/oz Au and $0.95/lb Pb.
(5)

A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs. The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. These cut-off grades and economic parameters are listed in the applicable section describing each mine below in this AIF.

(6)

The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. These cut-off grades and economic parameters are listed in the applicable section describing each mine in the Company’s 2019 Annual Information Form.

(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.

INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2019
Annual Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, PEng, QP for First Majestic

Mine/Project	Category	Mineral Type	Tonnage			Grades			Metal Content
				Ag	Au	Pb	Zn	Ag-Eq	Ag	Au	Ag-Eq
			k tonnes	(g/t)	(g/t)	(%)	(%)	(g/t)	(k Oz)	(k Oz)	(k Oz)

MATERIAL PROPERTIES

SAN DIMAS	Inferred Total (UG)	Sulphides	5,871	341	3.58	-	-	630	64,350	676	118,840

SANTA ELENA	Inferred Santa Elena (UG)	Sulphides	1,409	97	1.21	-	-	197	4,400	55	8,910
	Inferred Ermitaño (UG)	Sulphides	3,733	58	3.08	-	-	312	6,980	370	37,490
	Inferred Total (UG)	Sulphides	5,142	69	2.57	-	-	281	11,380	425	46,400

LA ENCANTADA	Inferred Veins Systems (UG)	Oxides	794	321	-	-	-	321	8,190	-	8,190
	Inferred Breccias (UG)	Oxides	663	262	-	-	-	262	5,580	-	5,580
	Inferred Ojuelas (UG)	Oxides - Sulphides	217	179	-	2.05	8.22	248	1,250	-	1,730
	Inferred Total (UG)	Oxides + Tailings	1,675	279	-	0.27	1.07	288	15,020	-	15,500

	Total Inferred Material Properties	All mineral types	12,687	222	2.70	0.04	0.14	443	90,750	1,101	180,740

NON-MATERIAL PROPERTIES

SAN MARTÍN	Inferred Total (UG)	Oxides	2,078	229	0.43	-	-	263	15,270	29	17,570

LA PARRILLA	Inferred (UG)	Sulphides	466	250	0.07	-	-	256	3,750	1	3,830
	Inferred (UG)	Oxides	898	191	0.10	1.80	2.25	329	5,510	3	9,500

	Inferred Total (UG)	Oxides + Sulphides	1,364	211	0.09	1.18	1.48	304	9,260	4	13,330

DEL TORO	Inferred Total (UG)	All Mineral Types	824	201	0.17	4.04	2.04	397	5,340	4	10,510

LA GUITARRA	Inferred Total (UG)	Sulphides	610	288	0.60	-	-	334	5,640	12	6,530

	Total Inferred Non-Material Properties	All mineral types	4,876	227	0.31	1.01	0.76	306	35,510	49	47,940

	Total Inferred Consolidated FMS	All mineral types	17,563	224	2.03	0.31	0.31	405	126,260	1,150	228,680

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

(2)

The Mineral Resources information provided above is based on internal mineral resource estimates prepared as of December 31, 2019 by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

(3)	Metal prices considered for Mineral Resources estimates were $18.50/oz Ag, $1,450/oz Au, $1.05/lb Pb and $1.30/lb Zn.
(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumptions details are listed in each mine section of the Annual Information Form (AIF).

(5)

The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the AIF.

(6)	Measured and Indicated Mineral Resources are inclusive of the Mineral Reserves.
(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
(8)	The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading “Current Technical Reports for Material Properties” of the AIF.
(9)	San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

Financial Reporting

Management's Responsibilities over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

22

Keith Neumeyer
President & CEO
February 18, 2020

Raymond Polman, CPA, CA
Chief Financial Officer
February 18, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indications - Non-Current Assets - Refer to Notes 3, 15, and 16 to the financial statements

Critical Audit Matter Description
The Company’s determination of whether or not an indication of impairment or impairment reversal exists at the cash generating unit level requires significant management judgment pertaining to mining interests and property, plant and equipment. Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s mining interests and property, plant and equipment are impaired or previous impairments should be reversed.

Assessing management’s determination of whether relevant events or changes in circumstances, individually and in the aggregate, could indicate a possible impairment or impairment reversal required a high degree of subjective auditor judgment, including the consideration of external and internal sources of information, such as future silver prices and future silver production and the discount rate. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future silver prices, future silver production and the discount rate in the assessment of whether indicators of impairment or impairment reversal exists included the following, among others:

•	Evaluated the effectiveness of controls over management’s assessment of whether there are indicators of impairment or impairment reversal,
•	Evaluated management’s assumptions by:
	•	Assessing management’s determination of the future silver production;
	•	Comparing management’s future silver production to historical data and available market trends;
	•	Evaluating the future silver prices by comparing to third party pricing sources; and
	•	Evaluating the reasonableness of the discount rate by comparing to market data.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.

Impairment of Non-Current Assets - Refer to Notes 3 and 18 to the financial statements

Critical Audit Matter Description
The Company determined there were indicators of potential impairment on its non-current assets at La Encantada Silver Mine, San Martin Silver Mine and Del Toro Silver Mine (“Mines”) due to the following. For La Encantada Silver Mine, a decrease in economics of the roaster project and mine plan. For San Martin Silver Mine, a decrease in reserve and resources and suspension of operations. For Del Toro Silver Mine, the suspension of the mining operations to improve operating cash flow and profit margins, while focusing on an expanded drill program. For San Martin Silver Mine and Del Toro Silver Mine, the estimated recoverable value exceeded the carrying amount and no impairment loss was recognized. The estimated recoverable value for La Encantada Silver Mine was significantly affected by changes in key assumptions for future silver prices, capital expenditures, production cost estimates and discount rates. Management concluded that La Encantada Silver Mine had estimated recoverable value below its carrying value and an impairment charge was required of $58.7 million.

While there are several management assumptions that go into determining the estimated recoverable value, the assumptions with the highest degree of judgment and subjectivity are future silver prices and future silver production in the life of mine model, as well as the determination of the discount rate. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future silver prices, future silver production and the discount rates used to determine the estimated recoverable value of the Mines included the following, among others:

•

Evaluated the effectiveness of the management’s controls over the determination of the estimated recoverable value, including controls over management’s forecasts of the future silver prices and future silver production and the selection of the discount rate and the reserve and resource estimation.

•	Assessed management’s estimate of future production by comparing management’s forecast of future recoverable ounces of silver production to historical results.
•	Assessed management’s estimate of reserves and resources.
•	With the assistance of our fair value specialists:
• Evaluated the future silver prices by comparing management forecasts to third party forecasts; and
•

Evaluated the discount rates by testing the source information underlying the determination of the discount rates, and developing a range of independent estimates and comparing those to the discount rates used.

Primero Tax Rulings - Refer to Note 27 to the financial statements

Critical Audit Matter Description
The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria (“SAT”) regarding the determination of the transfer price applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third party, which is supported by an Advanced Pricing Agreement (“APA”) from the SAT. As a result of the tax dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues, the incremental income tax for the years 2010 - 2018 would be approximately $188.3 million, before interest and penalties based on market prices without any mitigating adjustments. In 2019, as part of the ongoing annual audits by the SAT, they issued reassessments for the 2010 to 2012 tax years. The Company has not recognized a tax liability related to the Primero tax dispute with the SAT.

The evaluation of the accounting and the disclosure of the matter requires significant management judgment to determine the probability of having to pay incremental income tax. Auditing the accounting and the disclosures related to the tax matter required a high degree of auditor judgment due to the significant judgment by management and evaluating whether the audit evidence supports management’s position. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures relating to the evaluation of the accounting and disclosure related to the tax matter included the following, among others:

  Evaluated the effectiveness of management’s controls over the evaluation of income tax filing positions, including assessments and reassessments by tax authorities;
  With the assistance of tax specialists, analyzed the Company’s accounting position related to the tax dispute;
  Inquired of management to understand the developments of the tax dispute;
  Obtained from management and evaluated the legal developments communications from the Company’s external counsel; and
  Evaluated the Company’s disclosures for consistency with our knowledge of the Company’s tax matters and audit evidence obtained.

Chartered Professional Accountants
Vancouver, Canada
February 18, 2020	We have served as the Company’s auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated February 18, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Vancouver, Canada
February 18, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
For the years ended December 31, 2019 and 2018 (In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2019	2018
Revenues	6	$363,944	$300,929
Mine operating costs
Cost of sales	7	232,146	219,162
Depletion, depreciation and amortization		65,584	93,667
		297,730	312,829

Mine operating earnings (loss)		66,214	(11,900)

General and administrative expenses	8	26,800	21,428
Share-based payments		8,325	7,375
Mine holding costs		7,579	2,109
Impairment of non-current assets	18	58,739	199,688
Acquisition costs	4	—	4,893
Foreign exchange (gain) loss		(3,243)	1,874
Operating loss		(31,986)	(249,267)

Investment and other income (loss)	9	8,109	(744)
Finance costs	10	(15,147)	(13,036)
Loss before income taxes		(39,024)	(263,047)
Income taxes
Current income tax expense		16,423	2,148
Deferred income tax recovery		(14,973)	(61,031)
		1,450	(58,883)

Net loss for the year		($40,474)	($204,164)

Loss per common share
Basic	11	($0.20)	($1.11)
Diluted	11	($0.20)	($1.11)

Weighted average shares outstanding
Basic	11	201,615,489	183,650,405
Diluted	11	201,615,489	183,650,405

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2019 and 2018 (In thousands of US dollars)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

		Year Ended December 31,
	Note	2019	2018
Net loss for the year		($40,474)	($204,164)
Other comprehensive income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized loss on fair value of investments in marketable securities	14	(255)	(510)
Realized gain on investments in marketable securities	14	572	—
Remeasurement of retirement benefit plan		—	665

Other comprehensive income		317	155
Total comprehensive loss		($40,157)	($204,009)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018 (In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2019	2018
Operating Activities
Net loss for the year		($40,474)	($204,164)
Adjustments for:
Depletion, depreciation and amortization		67,220	94,522
Share-based payments		8,325	7,375
Income tax expense (recovery)		1,450	(58,883)
Finance costs	10	15,147	13,036
Acquisition costs	4	—	4,893
Impairment of non-current assets	18	58,739	199,688
Other	26	(1,492)	5,094
Operating cash flows before movements in working capital and taxes		108,915	61,561
Net change in non-cash working capital items	26	37,327	(21,167)
Income taxes paid		(6,217)	(7,132)
Cash generated by operating activities		140,025	33,262

Investing Activities
Expenditures on mining interests		(76,983)	(76,303)
Acquisition of property, plant and equipment		(41,625)	(35,005)
Deposits paid for acquisition of non-current assets		(1,748)	(2,942)
Proceeds from disposal of marketable securities		867	—
Purchase of marketable securities and silver futures derivatives		—	(720)
Proceeds from settlement of silver futures		2,555	—
Primero acquisition costs, net of cash acquired	4	—	(1,022)
Cash used in investing activities		(116,934)	(117,041)

Financing Activities
Proceeds from ATM program, net of share issue costs	24(a)	81,916	—
Proceeds from exercise of stock options		16,663	3,943
Repayment of lease liabilities	21	(5,213)	(3,546)
Finance costs paid		(5,686)	(4,471)
Net proceeds from debt facilities	20(b)	—	34,006
Repayment of debt facilities	20(b)	—	(16,000)
Repayment of Primero’s debt facilities	20	—	(106,110)
Net proceeds from convertible debentures	20(a)	—	151,079
Repayment of Scotia debt facilities	20	—	(32,072)
Shares repurchased and cancelled		—	(1,386)
Cash provided by financing activities		87,680	25,443

Effect of exchange rate on cash and cash equivalents held in foreign currencies		1,225	(2,792)
Increase (decrease) in cash and cash equivalents		110,771	(58,336)
Cash and cash equivalents, beginning of the year		57,013	118,141
Cash and cash equivalents, end of year		169,009	$57,013

Cash		161,268	$40,352
Short-term investments		7,741	16,661
Cash and cash equivalents, end of year		169,009	$57,013
Supplemental cash flow information	26

The accompanying notes are an integral part of the audited consolidated financial statements.

CONSOLIDATED STATEMENTS FINANCIAL POSITION
As at December 31, 2019 and 2018 (In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		$169,009	$57,013
Trade and other receivables	12	4,295	5,599
Value added taxes receivable	25(c)	29,637	59,665
Income taxes receivable		—	982
Inventories	13	30,517	32,468
Other financial assets	14	7,488	8,458
Prepaid expenses and other		2,033	2,089
Total current assets		242,979	166,274

Non-current assets
Mining interests	15	463,391	435,613
Property, plant and equipment	16	236,639	251,084
Right-of-use assets	17	12,034	—
Deposits on non-current assets		2,189	3,464
Non-current income taxes receivable	27	19,551	18,737
Deferred tax assets	23	51,141	50,938
Total assets		$1,027,924	$926,110

Liabilities and Equity

Current liabilities
Trade and other payables	19	$59,123	$50,183
Unearned revenue	6	4,486	3,769
Current portion of debt facilities	20	1,175	1,281
Current portion of lease liabilities	21	6,920	2,904
Income taxes payable		149	—
Total current liabilities		71,853	58,137

Non-current liabilities
Debt facilities	20	154,643	148,231
Lease liabilities	21	15,016	2,943
Decommissioning liabilities	22	40,528	27,796
Other liabilities		4,675	3,787
Deferred tax liabilities	23	78,888	90,643
Total liabilities		$365,603	$331,537

Equity
Share capital		933,182	827,622
Equity reserves		90,692	88,030
Accumulated deficit		(361,553)	(321,079)
Total equity		$662,321	$594,573
Total liabilities and equity		$1,027,924	$926,110

Commitments (Note 15; Note 25(c)) and contingencies (Note 27)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2019 and 2018 (In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves
					Equity
				Other	component of
			Share-based	comprehensive	convertible	Total equity	Accumulated
	Shares	Amount	payments(a)	income(loss)(b)	debenture(c)	reserves	deficit	Total equity
Balance at December 31, 2017	165,824,164	$636,672	$65,307	$(3,004)	$—	$62,303	$(116,490)	$582,485
Net loss for the year	—	—	—	—	—	—	(204,164)	(204,164)
Other comprehensive income	—	—	—	155	—	155	—	155
Total comprehensive loss	—	—	—	155	—	155	(204,164)	(204,164)
Share-based payments	—	—	7,375	—	—	7,375	—	7,375
Equity component of convertible debenture, net of tax (Note 20(a))	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 24(b))	973,948	4,910	(967)	—	—	(967)	—	3,943
Acquisition of Primero (Note 4)	27,333,184	186,959	—	—	—	—	—	186,959
Settlement of liabilities	92,110	500	—	—	—	—	—	500
Shares cancelled	(105,728)	(458)	—	—	—	—	—	(458)
Shares repurchased and cancelled	(230,000)	(899)	—	—	—	—	(390)	(1,289)
Shares repurchased for delisting from Bolsa (Note 24(d))	(14,343)	(62)	—	—	—	—	(35)	(97)
Balance at December 31, 2018	193,873,335	$827,622	$71,715	$(2,849)	$19,164	$88,030	$(321,079)	$594,573

Net loss for the year	—	—	—	—	—	—	(40,474)	(40,474)
Other comprehensive income	—	—	—	317	—	317	—	317
Total comprehensive loss	—	—	—	317	—	317	(40,474)	(40,157)
Share-based payments	—	—	9,319	—	—	9,319	—	9,319
Shares issued for:
Exercise of stock options (Note 24(b))	2,918,518	22,649	(5,986)	—	—	(5,986)	—	16,663
At-the-Market Distributions (Note 24(a))	11,172,982	81,916	—	—	—	—	—	81,916
Settlement of restricted share units (Note 24(c))	145,576	988	(988)	—	—	(988)	—	—
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at December 31, 2019	208,112,072	$933,182	$74,060	$(2,532)	$19,164	$90,692	$(361,553)	$662,321

(a)

Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b)

Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income (“FVTOCI”) financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas’ retirement benefit plan.

(c)

Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine. Since September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in 2020. In January 2020, the Company has decided to temporarily suspend mining and milling operations at the Del Toro mine in order to improve operating cash flow and profit margins while focusing on an expanded drill program in the area and continue evaluating mining methods and metallurgical test work on the San Juan ore body which contains a large zinc mineral resource. Additionally, the Company will continue supporting CSR projects and activities to assist local stakeholders and partners in the communities surrounding the Del Toro and La Parrilla mines.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 25(a)) and other financial assets (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 28). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2019 and 2018 were approved and authorized for issue by the Board of Directors on February 18, 2020.

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

New and amended IFRS standards that are effective for the current year

Leases

On January 1, 2019, the Company adopted IFRS 16 - Leases (“IFRS 16”) which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the lessee controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on its effective date, using the modified retrospective application method, with the cumulative effect of initially applying the standard recorded as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right-of-use assets at amounts equal to the associated lease liabilities as at the adoption date, which resulted in a $3.7 million increase in right-of-use assets (note 17) and lease liabilities (note 21), with no adjustment necessary to retained earnings.

The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases. For certain leases, such as vehicles, the Company has also elected to account for the lease and non-lease components as a single lease component.

In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement. This analysis identified contracts containing leases that have an equivalent increase to both the Company’s right-of-use assets and lease liabilities. Upon the adoption of IFRS 16, the Company recognized additional right-of-use assets and lease liabilities primarily related to the Company’s equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. The incremental borrowing rates for lease liabilities initially recognized on adoption of IFRS 16 was 5.8% to 12.4%. Due to the recognition of additional right-of-use assets and lease liabilities, during the year ended December 31, 2019, depreciation expense increased by $2.0 million and financing costs increased by $0.8 million, respectively, under IFRS 16 compared to the previous standard. Additionally, operating cash flows increased by $2.4 million with a corresponding $2.4 million increase in financing cash outflows, with no net impact on overall cash flows.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Uncertainty over Income Tax Treatments

The Company has adopted IFRIC 23 - Uncertainty over Income Tax Treatment (“IFRIC 23”) which was effective for accounting periods on or after January 1, 2019. IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The impact of the adoption of this interpretation did not have a significant impact on the Company’s financial statements.

In preparing the Company’s consolidated financial statements for the years ended December 31, 2019 and 2018, the Company applied the following significant accounting policies and associated significant estimates and critical judgments:

Business Combinations

ACCOUNTING POLICY:

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

In 2018, the Company concluded that Primero Mining Corp. (“Primero”) met the definition of a business and, accordingly, the acquisition was accounted for as a business combination (Note 4).

ACCOUNTING ESTIMATES AND JUDGMENTS:
Fair Value Estimates
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired and liabilities assumed;
(ii)	The consideration transferred in exchange for an interest in the acquiree;
(iii)	The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The purchase consideration for the acquisition of Primero was allocated based on management’s best estimates at the time of the acquisition and no subsequent adjustments were identified during the allowable measurement period.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Consideration for the Acquisition of Primero
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree.

In determining the total consideration for the acquisition of Primero, the Company included consideration issued to Wheaton Precious Metals Corp. (“WPM”) on the basis that WPM is, in substance, an owner of Primero given the following:

(i)	The requirement of consent by WPM to a change in control for Primero;
(ii)

WPM was a guarantor of certain of Primero’s debt facilities and also guarantees through the previous stream agreement which would have resulted in WPM having a significant interest in the residual assets of Primero in the event of a bankruptcy or default; and

(iii)	The plan of arrangement for the acquisition of Primero was contemplated together and neither transactions would have been economical without considering the other.

Therefore, management included consideration issued to WPM for the restructuring of the New Stream as part of the consideration for the business combination.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Goodwill
ACCOUNTING POLICY:

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2019, the Company had $nil goodwill (2018 - $nil).

Foreign Currency
ACCOUNTING POLICY:

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Revenue Recognition (Note 6)
ACCOUNTING POLICY:
The Company’s primary product is silver. Other metals, such as gold, lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on spot price and, at each period end, subsequently re-estimated by reference to forward market prices of the estimated month of settlement, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Determination of Performance Obligations
The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 6) (continued)

ACCOUNTING ESTIMATES AND JUDGMENTS:
Variable Consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component of its revenue for concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. Based on the Company’s proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results was negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Inventories (Note 13) ACCOUNTING POLICY:

Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and Evaluation Expenditures (Note 15)
ACCOUNTING POLICY:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:
• acquiring the rights to explore;
• researching and analyzing historical exploration data;
• gathering exploration data through topographical, geochemical and geophysical studies;
• exploratory drilling, trenching and sampling;
• determining and examining the volume and grade of the resource;
• surveying transportation and infrastructure requirements; and
• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:
• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
• life of mine plan and economic modeling support the economic extraction of such reserves and resources;
• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Exploration and Evaluation Expenditures (Note 15) (continued)

ACCOUNTING ESTIMATES AND JUDGMENTS:
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Mining Interests (Note 15) ACCOUNTING POLICY:

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”) Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control.

Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Depletion Rate for Mining Interests
Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Property, Plant and Equipment (Note 16)
ACCOUNTING POLICY:
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Commencement of Commercial Production
Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 16) (continued)

ACCOUNTING ESTIMATES AND JUDGMENTS: (continued)
Commencement of Commercial Production (continued)

  substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
  the mine or mill has reached a pre-determined percentage of design capacity;
  the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
  the completion of a reasonable period of testing of the mine plant and equipment;
  the ability to produce a saleable product (i.e. the ability to produce concentrate within required sellable specifications);
  the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
  mineral recoveries are at or near the expected production levels.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Depreciation and Amortization Rates for Property, Plant and Equipment
Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Borrowing Costs
ACCOUNTING POLICY:
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2019 and 2018, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 17) and Lease Liabilities (Note 21)
ACCOUNTING POLICY:
Effective January 1, 2019, the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

  fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
  variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
  the amount expected to be payable by the lessee under residual value guarantees;
  the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
  payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

ACCOUNTING POLICY:
The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

  the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
  the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
  a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Right of Use Assets (Note 17) and Lease Liabilities (Note 21) (continued)
ACCOUNTING POLICY: (continued)

Prior to January 1, 2019, leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognized as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Impairment of Non-Current Assets (Note 18) ACCOUNTING POLICY:

At each statement of financial position date, the Company reviews the carrying amounts of its non- current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVL- CD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Indications of Impairment and Reversal of Impairment
Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates
In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expectedto be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Share-based Payment Transactions (Note 24(b))
ACCOUNTING POLICY:
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units (“RSU’s”) based on the value of the Company’s share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU’s in equity.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Share-based Payment Transactions (Note 24(b)) (continued)
ACCOUNTING POLICY: (continued)

In situations where equity instruments are issued to non employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share based payment.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 23) ACCOUNTING POLICY:

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Recognition of Deferred Income Tax Assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

ACCOUNTING ESTIMATES AND JUDGMENTS:
Tax Contingencies
The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents
ACCOUNTING POLICY:
Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments
ACCOUNTING POLICY:

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Amortized cost
Financial assets that meet the following conditions are measured subsequently at amortized cost:
• the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
• the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company’s financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income (“FVTOCI”)
Financial assets that meet the following conditions are measured at FVTOCI:
• The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (note 14).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 25. The Company’s financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

ACCOUNTING POLICY:
Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.

The Company’s financial liabilities at amortized cost primarily include trade and other payables, debt facilities (note 20) and lease liabilities (note 21).

Provisions (Note 22)
ACCOUNTING POLICY:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

ACCOUNTING ESTIMATES AND JUDGMENTS:
Estimated Reclamation and Closure Costs
The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Earnings or Loss per Share (Note 11)
ACCOUNTING POLICY:
Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2019
Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application permitted. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IAS 1 and IAS 8 Definition of Material
The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from could influence to could reasonably be expected to influence.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term material to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

Amendments to References to the Conceptual Framework in IFRS Standards
Together with the revised Conceptual Framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

4.	ACQUISITION OF PRIMERO MINING CORP.

Description of the Transaction

On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the “Arrangement”) of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the “Exchange Ratio”).

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the “Replacement Options”) to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio (“Replacement Warrants”). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction First Majestic added the San Dimas Silver/ Gold Mine, which is located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine and a mill with a 2,500 tpd capacity.

Concurrently, in connection with the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

Consideration and Purchase Price Allocation

Management has concluded that Primero constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The purchase price allocation is as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to Wheaton Precious Metals Corp. at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	$3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

Total transaction costs of $4.9 million related to the acquisition were expensed in the year ended December 31, 2018.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

5.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

• engages in business activities from which it may earn revenues and incur expenses;
• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
• for which discrete financial information is available.

For the year ended December 31, 2019, the Company’s reporting segments includes its six operating mines in Mexico during the year including the La Parrilla mine which has temporarily suspended milling operations effective September 2, 2019 and the San Martin mine which was suspended effective July 2019 due to a growing insecurity in the area and safety concerns for our workforce.

Effective January 1, 2019, the Company no longer considers the La Guitarra mine, which was placed on care and maintenance on August 3, 2018 as a significant reporting segment. Accordingly, it has been grouped in the “others” category for the year ended December 31, 2019 and 2018. The “others” category also consists of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The segmented information for the comparative periods have been adjusted to reflect the Company’s reporting segments for the reporting period ended December 31, 2019 for consistency.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Year Ended				Depletion,
December 31, 2019				depreciation,	Mine operating	Capital
and 2018		Revenue	Cost of sales	and amortization	earnings (loss)	expenditures
Mexico
San Dimas	2019	$185,999	$100,120	$28,491	$57,388	$42,511
	2018	102,515	60,762	19,052	22,701	20,485
Santa Elena	2019	94,378	53,605	12,204	28,569	23,004
	2018	83,116	52,154	12,352	18,610	18,908
La Encantada	2019	50,867	36,609	11,648	2,610	13,225
	2018	24,533	30,215	13,955	(19,637)	16,938
La Parrilla	2019	14,023	16,152	3,422	(5,551)	10,503
	2018	29,908	26,758	24,944	(21,794)	14,191
Del Toro	2019	7,627	11,615	1,718	(5,706)	4,886
	2018	17,923	19,170	8,612	(9,859)	11,620
San Martin	2019	10,554	13,143	7,022	(9,611)	4,869
	2018	33,925	22,903	8,608	2,414	9,302
Others	2019	496	902	1,079	(1,485)	25,196
	2018	9,009	7,200	6,144	(4,335)	15,743
Consolidated	2019	$363,944	$232,146	$65,584	$66,214	$124,194
	2018	$300,929	$219,162	$93,667	$(11,900)	$107,187

During the year ended December 31, 2019, the Company had six (December 31, 2018 - eight) customers that accounted for 100% of its doré and concentrate sales revenue, with one major customer accounting for 85% of total revenue (2018 - one major customers for 72%).

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

5.	SEGMENTED INFORMATION (continued)

At December 31, 2019		Mining Interests		Property,	Total
and 2018		Producing	Exploration	Equipment	Assets	Assets	Liabilities
Mexico
San Dimas	2019	$193,433	$8,699	$116,556	$318,688	$375,359	$61,476
	2018	182,434	3,705	120,218	306,357	368,460	59,990
Santa Elena	2019	45,046	18,592	47,787	111,425	134,666	23,867
	2018	33,447	14,316	39,664	87,427	104,955	16,753
La Encantada	2019	23,091	1,104	14,736	38,931	71,255	21,563
	2018	39,564	5,660	43,060	88,284	111,887	13,972
San Martin	2019	53,088	14,289	16,043	83,420	87,248	15,987
	2018	50,406	12,538	18,373	81,317	92,835	23,386
La Parrilla	2019	20,065	7,348	7,723	35,136	56,270	8,384
	2018	17,172	3,486	7,603	28,261	52,383	9,784
Del Toro	2019	11,129	5,566	6,002	22,697	37,546	7,899
	2018	9,601	3,082	5,775	18,458	36,760	7,624
Others	2019	21,496	40,445	27,792	89,733	265,579	226,427
	2018	21,027	39,175	16,391	76,593	158,830	200,028
Consolidated	2019	$367,348	$96,043	$236,639	$700,030	$1,027,924	$365,603
	2018	$353,651	$81,962	$251,084	$686,697	$926,110	$331,537

6.	REVENUES

The Company sells metals in the form of doré and concentrates.The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the year are summarized as follows:

		Year Ended December 31
	2019		2018
Gross revenue by material:
Doré	$345,334	94%	$255,723	83%
Concentrate	23,501	6%	52,697	17%
Gross revenue	$368,835	100%	$308,420	100%

Gross revenue from payable metals:
Silver	$215,301	58%	$176,783	57%
Gold	143,029	39%	111,058	36%
Lead	6,988	2%	14,369	5%
Zinc	3,517	1%	6,210	2%
Gross revenue	368,835	100%	308,420	100%
Less: smelting and refining costs	(4,891)		(7,491)
Revenues	$363,944		$300,929

As at December 31, 2019, $4.5 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (December 31, 2018 - $3.8 million) and will be recorded as revenue in the subsequent period. During the year ended December 31, 2019, revenue related to provisional pricing adjustments on concentrate sales was $0.1 million (2018 - $0.8 million).

(a)	Gold Stream Agreement with Sandstorm Gold Ltd.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the year ended December 31, 2019, the Company delivered 9,164 ounces (2018 - 8,947 ounces) of gold to Sandstorm at an average price of $458 per ounce (2018 - $453 per ounce).

(b)	Gold Stream Agreement with Wheaton Precious Metals Corporation

The San Dimas mine has a purchase agreement with WPMI, which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

During the year ended December 31, 2019, the Company delivered 44,667 ounces (2018 - 21,962 ounces) of gold equivalent to WPMI at $604 (2018 - $600) per ounce.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

7.	COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2019	2018
Consumables and materials	$45,947	$49,750
Labour costs	118,229	106,540
Energy	35,135	35,366
Other costs	13,243	13,300
Production costs	$212,554	$204,956
Transportation and other selling costs	2,735	3,399
Workers participation costs	9,036	5,775
Environmental duties and royalties	1,438	1,288
Inventory changes	3,459	(3,776)
(Cost recovery) writedowns related to Republic Metals Refining Corp. bankruptcy(1)	(1,600)	7,520
Standby Costs(2)	2,879	—
Restructuring costs(3)	1,645	—
	$232,146	$219,162

(1)

In November 2018, one of the refineries used by the Company, Republic Metals Refining Corp. (“Republic”), announced it filed for bankruptcy. As a result, the Company wrote off $7.5 million in inventory that were in Republic’s possession for refining. In September 2019, the Company reached a partial litigation settlement for $1.6 million. The Company continues to pursue legal and insurance channels to recover the remaining balance of inventory, but there is no assurance that this inventory is recoverable.

(2)

Effective from July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area and uncertain of a restart date.

(3)

Effective September 2019, the Company has temporarily suspended milling operations at the La Parrilla mine. Restructuring costs reflect estimated costs, such as severance and plant closure costs, incurred or to be incurred for re-organizing the operation.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2019	2018
Corporate administration	$5,202	$5,552
Salaries and benefits	13,797	10,412
Audit, legal and professional fees	4,943	3,421
Filing and listing fees	429	449
Directors fees and expenses	793	739
Depreciation	1,636	855
	$26,800	$21,428

9.	INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Year Ended December 31,
	2019	2018
Gain (loss) from investment in marketable securities (Note 14(a))	$528	$(4,704)
Gain from investment in silver futures derivatives (Note 14(b))	1,237	269
Interest income and other	6,344	3,691
	$8,109	$(744)

10.	FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the year are summarized as follows:

	Year Ended December 31,
	2019	2018
Debt facilities (Note 20)	$10,885	$10,389
Lease liabilities (Note 21)	1,142	524
Accretion of decommissioning liabilities (Note 22)	2,410	1,495
Silver sales and other	710	628
	$15,147	$13,036

11.	LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the years ended December 31, 2019 and 2018 are as follows:

	Year Ended December 31,
	2019	2018
Net loss for the year	$(40,474)	$(204,164)

Weighted average number of shares on issue - basic and diluted(1)	201,615,489	183,650,405

Loss per share - basic and diluted	$(0.20)	$(1.11)
Loss per share - diluted	$(0.20)	$(1.11)

(1)

For the year ended December 31, 2019, diluted weighted average number of shares excluded 7,583,439 (2018 - 6,644,542) options, 128,944 restricted share units (2018 - nil) and 16,327,598 (2018 - 16,327,598) common shares issuable under the convertibledebentures (Note 20(a)) that were anti-dilutive.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

12.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31,	December 31,
	2019	2018
Trade receivables	$3,503	$4,671
Other	792	928
	$4,295	$5,599

13.	INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	December 31,	December 31,
	2019	2018
Finished goods - doré and concentrates	$1,965	$2,538
Work-in-process	3,229	4,626
Stockpile	2,130	1,257
Silver coins and bullion	291	351
Materials and supplies	22,902	23,696
	$30,517	$32,468

The amount of inventories recognized as an expense during the year is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2019, mineral inventories, which consist of stockpile, work-in- process and finished goods, includes a $0.4 million (December 31, 2018 - $3.0 million) net realizable value write-down which was recognized in cost of sales during the year.

14.	OTHER FINANCIAL ASSETS

As at December 31, 2019, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	December 31,	December 31,
	2019	2018
First Mining Gold Corp. (TSX: FF)	$3,010	$2,753
Sprott Physical Silver Trust (NYSE: PSLV)	2,616	2,236
FVTPL marketable securities	$5,626	$4,989
FVTOCI marketable securities	880	1,431
Total marketable securities	$6,506	$6,420
Silver future derivatives	—	2,038
Foreign exchange derivatives	982	—
Total other financial assets	$7,488	$8,458

14.	OTHER FINANCIAL ASSETS (continued)

	(a)	Marketable Securities

Changes in fair value of marketable securities designated as fair value through profit or loss (“FVTPL”) for the year ended December 31, 2019 totalling $0.5 million (2018 - $4.7 million) are recorded through profit or loss.

Changes in fair value of marketable securities designated as fair value through other comprehensive income (“FVTOCI”) for the year ended December 31, 2019 was $0.3 million (2018 - $0.5 million) and was recorded through other comprehensive income and will not be transferred into profit or loss upon disposition or impairment.

	(b)	Silver Future Derivatives

As at December 31, 2019, the Company did not carry any position in silver future contracts (December 31, 2018 - $2.0 million). For the year ended December 31, 2019, the Company recognized a $1.2 million net gain on its investment in silver future derivatives (2018 - gain of $0.3 million).

(c)

Foreign Exchange Derivatives the Company held foreign exchange options to purchase Mexican pesos with notional value of $26.0 million at an average exercise MXN:USD rate of 19.75 with expiry dates from January to April 2020, and foreign exchange swaps to purchase Mexican pesos with notional value of $1.0 million at MXN:USD rate of 19.50. During the year ended December 31, 2019, the Company recognized a foreign exchange gain of $3.0 million on foreign exchange derivatives.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

15.	MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material ex- tracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	December 31,	December 31,
	2019	2018
Producing properties	$367,348	$353,651
Exploration properties (non-depletable)	96,043	81,962
	$463,391	$435,613

Producing properties are allocated as follows:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2017	$—	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	11,030	7,609	5,787	8,336	6,241	3,988	2,686	45,677
Acquisition of Primero (Note 4)	178,183	—	—	—	—	—	—	178,183
Change in decommissioning liabilities (Note 22)	4,092	(633)	3,122	—	—	—	—	6,581
Transfer from exploration properties	—	1,694	1,900	—	—	—	—	3,594
At December 31, 2018	$193,305	$45,041	$99,436	$163,687	$110,876	$94,943	$109,377	$816,665
Additions	24,596	6,813	5,995	5,262	1,735	2,091	—	46,492
Change in decommissioning liabilities (Note 22)	301	2,338	500	696	945	4,051	469	9,300
Transfer from exploration properties	2,456	7,462	5,659	—	—	—	—	15,577
At December 31, 2019	$220,658	$61,654	$111,590	$169,645	$113,556	$101,085	$109,846	$888,034
Accumulated depletion, amortization and impairment
At December 31, 2017	$—	$(7,639)	$(55,564)	$(62,144)	$(67,154)	$(40,317)	$(62,594)	$(295,412)
Depletion and amortization	(10,871)	(3,955)	(4,308)	(16,470)	(4,850)	(4,220)	(3,102)	(47,776)
Impairment (Note 18)	—	—	—	(67,901)	(29,271)	—	(22,654)	(119,826)
At December 31, 2018	$(10,871)	($11,594)	$(59,872)	$(146,515)	$(101,275)	$(44,537)	$(88,350)	$(463,014)
Depletion and amortization	(16,354)	(5,014)	(6,025)	(3,065)	(1,152)	(3,460)	—	(35,070)
Impairment (Note 18)	—	—	(22,602)	—	—	—	—	(22,602)
At December 31, 2019	$(27,225)	($16,608)	$(88,499)	$(149,580)	$(102,427)	$(47,997)	$(88,350)	$(520,686)
Carrying values
At December 31, 2018	$182,434	$33,447	$39,564	$17,172	$9,601	$50,406	$21,027	$353,651
At December 31, 2019	$193,433	$45,046	$23,091	$20,065	$11,129	$53,088	$21,496	$367,348

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

15.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

	San Dimas	Santa Elena La Encantada		La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	3,705	8,233	2,339	3,291	2,363	2,939	1,337	3,593	27,800
Impairment	—	—	—	(13,787)	(9,398)	—	(5,987)	—	(29,172)
Transfer to producing properties	—	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At December 31, 2018	$3,705	$14,316	$5,660	$3,486	$3,082	$12,538	$5,735	$33,440	$81,962
Exploration and evaluation expenditures	7,450	11,738	2,164	3,862	2,484	1,751	—	1,032	30,481
Change in decommissioning liabilities (Note 22)	—	—	—	—	—	—	—	238	238
Impairment (Note 18)	—	—	(1,061)	—	—	—	—	—	(1,061)
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	—	—	—	(15,577)
At December 31, 2019	$8,699	$18,592	$1,104	$7,348	$5,566	$14,289	$5,735	$34,710	$96,043

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.7 million has been paid and the remaining balance of $0.7 million is due in December 2020. As at December 31, 2019, the Company has incurred $0.9 million in exploration costs on the property.

16.	PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment is used in the Company’s operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

16.	PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment are comprised of the following:

		Machinery and	Assets under
	Land and Buildings(1)	Equipment	Construction	Other	Total
Cost
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	9	4,411	28,669	621	33,710
Acquisition of Primero(Note 4)	40,404	70,064	7,169	5,178	122,815
Transfer and disposals	3,053	14,488	(22,114)	2,900	(1,673)
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,991	44,709	521	47,221
Transfer and disposals	20,548	23,802	(52,737)	507	(7,880)
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150

Accumulated depletion, amortization and impairment
At December 31, 2017	$(86,404)	$(223,353)	$—	$(11,148)	$(320,905)
Depreciation and amortization	(8,215)	(36,650)	—	(1,777)	(46,642)
Transfers and disposals	—	1,464	—	48	1,512
Impairment (Note 18)	(16,639)	(33,420)	—	(631)	(50,690)
At December 31, 2018	$(111,258)	$(291,959)	$—	$(13,508)	$(416,725)
Depreciation and amortization	(4,980)	(23,829)	—	(2,122)	(30,931)
Transfer and disposals	271	5,189	—	459	5,919
Impairment (Note 18)	(13,073)	(15,701)	—	—	(28,774)
At December 31, 2019	$(129,040)	$(326,300)	$—	$(15,171)	$(470,511)
Carrying values
At December 31, 2018	$66,606	$138,903	$35,673	$9,902	$251,084
At December 31, 2019	$69,372	$130,355	$27,645	$9,267	$236,639

(1) Included in land and buildings is $11.5 million (December 31, 2018 - $11.5 million) of land which is not subject to depreciation.

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	5,750	3,066	8,812	2,564	3,016	2,375	1,296	6,831	33,710
Acquisition of
Primero (Note 4)	122,815	—	—	—	—	—	—	—	122,815
Transfers and disposals	(802)	(79)	(864)	(9)	1,311	1,784	(2,648)	(366)	(1,673)
At December 31, 2018	$127,763	$76,671	$132,146	$99,046	$121,528	$51,700	$26,763	$32,192	$667,809
Additions	10,465	4,453	5,066	1,379	667	1,027	—	24,164	47,221
Transfers and disposals	(1,925)	9,638	90	(4,104)	(47)	(409)	(310)	(10,813)	(7,880)
At December 31, 2019	$136,303	$90,762	$137,302	$96,321	$122,148	$52,318	$26,453	$45,543	$707,150

Accumulated depreciation, amortization and impairment
At December 31, 2017	$—	$(28,898)	$(80,269)	$(52,984)	$(93,579)	$(27,789)	$(21,654)	$(15,732)	$(320,905)
Depreciation and amortization	(8,179)	(8,397)	(9,646)	(8,489)	(3,761)	(4,388)	(2,161)	(1,621)	(46,642)
Transfers and disposals	634	288	829	92	(804)	(1,150)	1,546	77	1,512
Impairment (Note 18)	—	—	—	(30,062)	(17,609)	—	(3,019)	—	(50,690)
At December 31, 2018	$(7,545)	$(37,007)	$(89,086)	$(91,443)	$(115,753)	$(33,327)	$(25,288)	$(17,276)	$(416,725)
Depreciation and
amortization	(12,355)	(6,989)	(5,278)	(561)	(458)	(3,359)	—	(1,931)	(30,931)
Transfers and disposals	153	1,021	572	3,406	65	411	117	174	5,919
Impairment (Note 18)	—	—	(28,774)	—	—	—	—	—	(28,774)
At December 31, 2019	$(19,747)	$(42,975)	$(122,566)	$(88,598)	$(116,146)	$(36,275)	$(25,171)	$(19,033)	$(470,511)
Carrying values
At December 31, 2018	$120,218	$39,664	$43,060	$7,603	$5,775	$18,373	$1,475	$14,916	$251,084
At December 31, 2019	$116,556	$47,787	$14,736	$7,723	$6,002	$16,043	$1,282	$26,510	$236,639

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

17.	RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. Upon the adoption of IFRS 16, which became effective January 1, 2019 (see note 2), the Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and	Machinery and
	Buildings	Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption of IFRS 16 (Note 3)	2,624	1,036	22	3,682
Additions	571	14,132	—	14,703
Remeasurements	1,686	232	—	1,918
Depreciation and amortization	(674)	(1,286)	(7)	(1,967)
Impairment (Note 18)	—	(6,302)	—	(6,302)
At December 31, 2019	$4,207	$7,812	$15	$12,034

18.	IMPAIRMENT OF NON-CURRENT ASSETS

During the year ended December 31, 2019, the Company determined there were indicators of potential impairment on its non- current assets, including the following:
	•	La Encantada - a decrease in economics of the roaster project and mine plan;
	•	San Martin - a decrease in Reserves and Resources and suspension of operations due to security concerns; and
•

Del Toro - management’s decision in January 2020 to temporarily suspend mining and milling operations in order to improve operating cash flow and profit margins while focusing on an expanded drill program in the area.

Based on the Company’s assessment, the Company concluded that the La Encantada mine had estimated recoverable value, based on its FVLCD, below its carrying value and impairment charge was required:

	Year Ended December 31,
	2019	2018
La Encantada Silver Mine	$58,739	$—
La Parrilla Silver Mine	—	111,750
Del Toro Silver Mine	—	56,278
La Guitarra Silver Mine	—	31,660
Impairment of non-current assets	$58,739	$199,688
Deferred income tax recovery	(6,300)	(48,588)
Impairment of non-current assets, net of tax	$52,439	$151,100

The impairment charge recognized for the year ended December 31, 2019 in respect of La Encantada was as follows:

	Mining interests		Right of	Property, plant
	Producing	Exploration	use assets	and equipment	Total
La Encantada Silver Mine	$22,602	$1,061	$6,302	$28,77	4 $ 58,739
Impairment of non-current assets	$22,602	$1,061	$6,302	$28,774	$58,739

The impairment charge recognized for the year ended December 31, 2018 in respect of La Parrilla, Del Toro and La Guitarra were as follows:

	Mining interests		Property, plant
	Producing	Exploration	and equipment	Total
La Parrilla	$67,901	$13,787	$30,062	$111,750
Del Toro Silver Mine	29,271	9,398	17,609	56,278
La Guitarra Silver Mine	22,654	5,987	3,019	31,660
Impairment of non-current assets	$119,826	$29,172	$50,690	$199,688

Recoverable values are determined based on fair market value of the asset and estimated using internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates.

Metal price assumptions used to determine the recoverable amounts for the years ended December 31, 2019 and 2018 are summarized in the following table:

	December 31, 2019		December 31, 2018
	2020-2023		2019-2022
Commodity Prices	Average	Long-term	Average	Long-term
Silver (per ounce)	$18.84	$19.50	$17.23	$18.50
Gold (per ounce)	$1,536	$1,416	$1,318	$1,350
Lead (per pound)	n/a	n/a	$0.99	$1.00
Zinc (per pound)	n/a	n/a	$1.19	$1.19

A discount rate of 4.5% (2018 - 6.5%), equivalent to the Company’s weighted average cost of capital for the year ended December 31, 2019 was used to determine FVLCD based on internal discounted cash flow economic models for each CGU.

The internal discounted cash flow economic models used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates, discount rates and price to net asset value multiples. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2019.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

19.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31,	December 31,
	2019	2018
Trade payables	$23,984	$26,420
Trade related accruals	12,314	9,351
Payroll and related benefits	19,059	11,255
Environmental duty	1,483	1,536
Other accrued liabilities	2,283	1,621
	$59,123	$50,183

20.	DEBT FACILITIES

The movement in debt facilities during the years ended December 31, 2019 and 2018, respectively, are comprised of the following:

	Convertible	Revolving Credit	Scotia	Primero
	Debentures	Facility	Debt	Debt
	(a)	(b)	Facilities	Facilities	Total
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Net proceeds from convertible debentures	151,079	—	—	—	151,079
Portion allocated to equity reserves	(26,252)	—	—	—	(26,252)
Net proceeds from revolving credit facility	—	34,006	—	—	34,006
Acquisition of Primero (Note 4)	—	—	—	106,111	106,111
Finance costs
Interest expense	2,738	1,170	529	—	4,437
Accretion	4,978	419	555	—	5,952
Repayments of principal	—	(16,000)	(32,072)	(106,111)	(154,183)
Payments of finance costs	(1,736)	(890)	(781)	—	(3,407)
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Finance costs
Interest expense	2,975	1,498	—	—	4,473
Accretion	5,758	654	—	—	6,412
Payments of finance costs	(2,933)	(1,646)	—	—	(4,579)
Balance at December 31, 2019	$136,607	$19,211	$—	$—	$155,818

Statements of Financial Position Presentation
Current portion of debt facilities	$1,002	$279	$—	$—	$1,281
Debt facilities	129,805	18,426	—	—	148,231
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Current portion of debt facilities	$1,043	$132	$—	$—	$1,175
Debt facilities	135,564	19,079	—	—	154,643
Balance at December 31, 2019	$136,607	$19,211	$—	$—	$155,818

(a)	Convertible Debentures

During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

20.	DEBT FACILITIES (continued)

	(a)	Convertible Debentures (continued)

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

	(b)	Revolving Credit Facility

On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility (“Revolving Credit Facility”) with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at December 31, 2019, the applicable rates were 4.5% and 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at December 31, 2019 and December 31, 2018, the Company was in compliance with these covenants.

21.	LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method, and adjusted for interest and lease payments.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

21.	LEASE LIABILITIES (continued)

The movement in debt facilities during the years ended December 31, 2019 and 2018, respectively, are comprised of the following:

	Finance	Operating	Equipment
	Leases	Leases	Financing
	(a)	(b)	(c)	Total
Balance at December 31, 2017	$2,109	$—	$7,196	$9,305
Finance costs	80	—	444	524
Repayments of principal	(1,700)	—	(1,846)	(3,546)
Payments of finance costs	(80)	—	(356)	(436)
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16 (Note 2)	—	3,682	—	3,682
Additions	—	14,706	—	14,706
Remeasurements	—	1,918	—	1,918
Finance costs	18	789	335	1,142
Repayments of principal	(359)	(2,395)	(2,459)	(5,213)
Payments of finance costs	(18)	—	(379)	(397)
Foreign exchange loss	—	251	—	251
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Statements of Financial Position Presentation
Current portion of lease liabilities	$352	$—	$2,552	$2,904
Lease liabilities	57	—	2,886	2,943
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Current portion of lease liabilities	$50	$4,518	$2,352	$6,920
Lease liabilities	—	14,433	583	15,016
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936

(a)	Finance Leases

From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9% to 7.5%.

As at December 31, 2019, the net book value of property, plant and equipment includes $0.3 million (December 31, 2018 - $0.6 million) of equipment in property, plant and equipment pledged as security under finance leases.

(b)	Operating Leases

Upon the adoption of IFRS 16, the Company recognized $3.7 million in operating lease liabilities as at January 1, 2019, primarily related to certain equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment.

During the year ended December 31, 2019, the amounts of lease payments recognized in the profit and loss are summarized as follows:

Year Ended December 31,
2019
Expenses relating to short-term leases	$42,994
Expenses relating to variable lease payments not included in the measurement of lease liability	14,241
$57,235

These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 11.2%.

(c)	Equipment Financing

During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at December 31, 2019 and year ended December 31, 2018, the Company was in compliance with these covenants.

As at December 31, 2019, the net book value of property, plant and equipment includes $3.3 million (December 31, 2018 - $4.6 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

22.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2019 and 2018 are allocated as follow:

	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	La Luz	Total
Balance at December 31, 2017	$—	$2,730	$3,317	$2,488	$3,002	$2,545	$1,692	$302	$16,076
Movements during the year:
Acquisition of Primero	4,095	—	—	—	—	—	—	—	4,095
Change in rehabilitation provision	4,092	(633)	3,122	—	—	—	—	—	6,581
Reclamation costs incurred	—	—	—	—	(2)	(259)	(203)	—	(464)
Interest or accretion expense	225	221	269	204	243	208	125	—	1,495
Foreign exchange loss	—	3	1	2	2	4	1	—	13
Balance at December 31, 2018	$8,412	$2,321	$6,709	$2,694	$3,245	$2,498	$1,615	$302	$27,796
Movements during the year:
Change in rehabilitation provision	301	2,338	500	4,051	696	945	469	238	9,538
Reclamation costs incurred	—	—	—	—	—	—	(104)	—	(104)
Interest or accretion expense	744	207	592	237	282	219	129	—	2,410
Foreign exchange loss	(15)	105	311	121	114	107	69	76	888
Balance at December 31, 2019	$9,442	$4,971	$8,112	$7,103	$4,337	$3,769	$2,178	$616	$40,528

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company’s mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 6.6% to 6.8% (2018 - 8.6% to 9.3%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 4.0% (2018 - 3.8%) . The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

23.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Loss before tax	$(39,024)	$(263,047)
Combined statutory tax rate	27.00%	27.00%
Income tax recovery computed at statutory tax rate	(10,536)	(71,023)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(24,320)	(15,309)
Impact of foreign exchange on deferred income tax assets and liabilities	(10,194)	13,807
Change in unrecognized deferred income tax asset	30,399	39,765
7.5% mining royalty in Mexico	(814)	(8,225)
Other non-deductible expenses	3,256	834
Impact of inflationary adjustments	(2,412)	51
Change in tax provision estimates	23,987	8,258
Impact of post acquisition Primero restructure	—	(20,024)
Other	(7,916)	(7,017)
Income tax expense (recovery)	$1,450	$(58,883)

Statements of (Loss) Earnings Presentation
Current income tax expense	$16,423	$2,148
Deferred income tax recovery	(14,973)	(61,031)
Income tax expense (recovery)	$1,450	$(58,883)
Effective tax rate	(4%)	22%

During the years ended December 31, 2019 and 2018, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

			Deferred tax
			asset not
Deferred tax assets	Losses	Provisions	recognized	Other	Total
At December 31, 2017	$86,552	$10,115	$(29,036)	$815	$68,446
Benefit (expense) to income statement	17,702	6,393	(39,312)	2,741	(12,476)
Acquisition of Primero (Note 4)	14,139	—	—	—	14,139
At December 31, 2018	$118,393	$16,508	$(68,348)	$3,556	$70,109
Benefit (expense) to income statement	8,079	6,379	(32,156)	4,295	(13,403)
Charged to equity	—	—	—	994	994
At December 31, 2019	$126,472	$22,887	$(100,504)	$8,845	$57,700

	Property, plant and	Effect of	Non-current portion
	equipment and	Mexican tax	of income taxes
Deferred tax liabilities	mining interests	deconsolidation	payable	Other	Total
At December 31, 2017	$95,696	$9,544	$—	$22,884	$128,124
(Benefit) expense to income statement	(63,314)	488	1,752	(14,077)	(75,151)
Acquisition of Primero (Note 4)	33,000	—	—	20,024	53,024
Charged to equity	—	—	—	7,105	7,105
Reclassed to current income taxes payable	—	(3,288)	—	—	(3,288)
At December 31, 2018	$65,382	$6,744	$1,752	$35,936	$109,814
(Benefit) expense to income statement	(32,381)	498	13,220	(2,891)	(21,554)
Reclassed to current income taxes payable	—	(2,813)	—	—	(2,813)
At December 31, 2019	$33,001	$4,429	$14,972	$33,045	$85,447

Statements of Financial Position Presentation
Deferred tax assets					$50,938
Deferred tax liabilities					90,643
At December 31, 2018					$39,705
Deferred tax assets					$51,141
Deferred tax liabilities					78,888
At December 31, 2019					$27,747

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

23.	INCOME TAXES (continued)

At December 31, 2019, the Company recognized $51.1 million (2018 - $50.9 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2019 or 2018, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2019 was $379.3 million (2018 - $142.3 million).

As at December 31, 2019 and 2018, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Swiss	Mexican	December 31,	December 31,
Year of expiry	non-capital losses	non-capital losses	non-capital losses	2019	2018
2019	$—	$—	$—	$—	$1,726
2020	—	—	544	544	274
2021	—	3,166	4,659	7,825	10,402
2022	—	—	4,060	4,060	3,719
2023	—	—	2,213	2,213	1,763
2024	—	—	39,319	39,319	36,214
2025	—	—	51,911	51,911	91,844
2026	—	—	113,630	113,630	105,683
2027	—	—	56,760	56,760	52,654
2028	—	—	99,315	99,315	68,546
2029 and after	22,209	—	89,754	111,963	18,263
Total	$22,209	$3,166	$462,165	$487,540	$391,088
Unrecognized losses	$—	$—	$208,253	$208,253	$147,697

24.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2018, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of Primero by issuing 27,333,363 common shares at a price of $6.84 (CAD$8.80) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2019, First Majestic sold 11,172,982 common shares of the Company under the ATM program at an average price of $7.55 per share for gross proceeds of $84.4 million, or net proceeds of $81.9 million after costs. Subsequent to year end, the Company sold an additional 1,277,838 common shares under the ATM program at an average price of $10.81 per share for gross proceeds of $13.8 million.

	(b)	Stock options

Under the terms of the Company’s 2019 Long-Term Incentive Plan (“LTIP”), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

24.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The following table summarizes information about stock options outstanding as at December 31, 2019:

Exercise prices (CAD$)		Options Outstanding			Options Exercisable
		Weighted Average	Weighted Average		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
	Options	(CAD $/Share)	(Years)	Options	(CAD $/Share)	(Years)
4.69 - 5.00	906,082	4.79	1.01	906,082	4.79	1.01
5.01 - 10.00	3,795,640	8.38	8.08	719,766	8.55	6.53
10.01 - 15.00	2,585,602	11.26	3.37	2,148,102	11.10	2.11
15.01 - 20.00	100,000	16.06	1.65	100,000	16.06	1.65
20.01 - 126.01	196,115	72.69	1.28	196,115	72.69	1.28
	7,583,439	10.70	5.37	4,070,065	12.33	2.60

The movements in stock options issued during the years ended December 31, 2019 and 2018 are summarized as follows:

	Year Ended December 31, 2019		Year Ended December 31, 2018
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(CAD $/Share)	Options	(CAD $/Share)
Balance, beginning of the year	9,266,098	10.76	9,431,737	9.35
Granted	2,601,680	8.83	2,552,796	15.95
Exercised	(2,918,518)	7.54	(973,948)	5.28
Cancelled or expired	(1,365,821)	14.31	(1,744,487)	13.78
Balance, end of the year	7,583,439	10.70	9,266,098	10.76

During the year ended December 31, 2019, the aggregate fair value of stock options granted was $8.5 million (December 31, 2018 - $7.8 million), or a weighted average fair value of $3.26 per stock option granted (December 31, 2018 - $3.07).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
		December 31,	December 31,
Assumption	Based on	2019	2018
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	2.01	1.87
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.80	5.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	51.29	58.70
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2019 was CAD$12.81 (December 31, 2018 - CAD$8.86).

(c)	Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non- transferable Restricted Share Units (“RSU’s”) based on the value of the Company’s share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU’s in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

24.	SHARE CAPITAL (continued)

	(c)	Restricted Share Units (continued)

The following table summarizes the changes in RSU’s for the year ended December 31, 2019:

	Year Ended December 31, 2019
	Number of	Weighted Average
	Shares	Fair Value
Outstanding, beginning of the year	—	$—
Granted	274,520	7.29
Settled	(145,576)	7.29
Forfeited	—	—
Outstanding, end of the year	128,944	7.29

(d)	Delisting from the Mexican Stock Exchange

On February 21, 2018, the Company received authorization from the Mexican National Banking and Securities Commission to delist from the Mexican Stock Exchange (“Bolsa”) due to low trading volumes and high costs associated with regulatory compliance. In connection with the delisting, during the year ended December 31, 2018, the Company repurchased and cancelled 14,343 of the Company’s shares on Bolsa for total consideration of $0.1 million.

25.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a) Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities Silver futures derivatives Foreign exchange derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature
Debt facilities	Assumed to approximate carrying value as discount rate on these instruments approximate the Company’s credit risk.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

25.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

	(a)	Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

		December 31, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$1,182	$—	$1,182	$2,559	$—	$2,559
Marketable securities (Note 14)	6,506	6,506	—	6,420	6,420	—
Silver futures derivatives (Note 14)	—	—	—	2,038	2,038	—
Foreign exchange derivatives	982	982	—	—	—	—

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2019 and 2018.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31,	December 31,
	2019	2018
Equity	$662,321	$594,573
Debt facilities	155,818	149,512
Lease liabilities	21,936	5,847
Less: cash and cash equivalents	(169,009)	(57,013)
	$671,066	$692,919

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20) and lease liabilities (Note 21). As at December 31, 2019 and December 31, 2018, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2019, value added taxes (“VAT”) receivable was $29.6 million (2018 - $59.7 million). Substantially, all of the historical VAT balances in arears for Primero Empresa Minera, S.A. de C.V. (“PEM”) have been recovered during 2019. Majority of the remaining balance of VAT receivable are now in a normal range of three to six months and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)
25.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

	(c)	Financial risk management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2019 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than	2 to 3	4 to 5	After 5
	Amount	Cash Flows	1 year	years	years	years
Trade and other payables	$59,123	$59,123	$59,123	$—	$—	$—
Debt facilities	155,818	188,439	4,209	26,263	157,967	—
Lease liabilities	21,936	22,561	6,829	7,778	7,954	—
Other liabilities	4,675	4,405	—	—	—	4,405
	$241,552	$274,528	$70,161	$34,041	$165,921	$4,405

At December 31, 2019, the Company had working capital of $171.1 million (December 31, 2018 – $108.1 million). Total available liquidity at December 31, 2019 was $226.2 million, including $55.0 million of undrawn revolving credit facility. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

							December 31, 2019
	Cash and	Trade and	Value added	Other	Trade and	Foreign	Net assets	Effect of +/-
	cash	other	taxes	financial	other	exchange	(liabilities)	10% change in
	equivalents	receivables	receivable	assets	payables	derivative	exposure	currency

Canadian dollar	$14,182	$56	$—	$3,010	$(1,529)	$—	$15,719	$1,572
Mexican peso	9,000	—	20,700	—	(33,635)	27,000	23,065	2,307
	$23,182	$56	$20,700	$3,010	$(35,164)	$27,000	$38,784	$3,878

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2019
			Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Total
Metals subject to provisional price adjustments	$65	$—	$38	$103
Metals in doré and concentrates inventory	90	238	6	334
	$155	$238	$44	$437

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2019, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2019, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

26.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
Note	2019	2018
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange loss and other	$273	$659
Unrealized (gain) loss from marketable securities and silver futures derivatives	(1,765)	4,435
	$(1,492)	$5,094
Net change in non-cash working capital items:
Decrease in trade and other receivables	$1,304	$771
Decrease (increase) in value added taxes receivable	30,028	(17,173)
Decrease in inventories	2,829	2,015
Decrease in prepaid expenses and other	776	549
Decrease in income taxes payable	(6,569)	(941)
Increase (decrease) in trade and other payables	8,959	(6,388)
	$37,327	$(21,167)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs	$988	$—
Transfer of share-based payments reserve upon exercise of options	$5,986	$967
Settlement of liabilities	$—	$(500)

As at December 31, 2019, cash and cash equivalents include $5.2 million (2018 - $4.9 million) that are held in trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

27.	CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward- looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

27.	CONTINGENCIES AND OTHER MATTERS (continued)

Primero Tax Rulings (continued)

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero’s effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $260.9 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, as well as in proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The APA remains valid and legally binding and the Company will continue vigorously disputing these reassessments. Based on the Company’s assessments with third party advisors, the Company believes Primero’s tax filings were appropriate and continues to believe its tax filing position based upon the APA is correct and, therefore, no liability has been recognized in the financial statements.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.6 million as non-current at December 31, 2019 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $8.2 million and $6.7 million, respectively. The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

Primero Class Action Suit

In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing “en banc” (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied on October 24, 2019. The period for plaintiffs to respond by filing a petition for a writ of certiorari with the U.S. Supreme Court has now expired and we consider that this matter has concluded in the Company’s favour.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2019, the Company has not accrued any of the remaining $62.8 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts are expressed in thousands of US dollars)

28.	SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2019 and 2018 as follows:

			2019	2018
			%	%
Name of subsidiary	Operations and Projects	Location	Owenership	Owenership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
La Encantada Procesadora de Minerales, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Santa Elena Oro y Plata, S.A. de C.V.	Service company	Mexico	100%	100%
FM Metal Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	100%
Silver Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

29.	KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2019	2018
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$790	$702
Other members of key management	4,267	3,212
Share-based payments
Independent members of the Board of Directors	439	306
Other members of key management	2,975	2,587
	$8,471	$6,807

The accompanying notes are an integral part of the audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 18, 2020 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/ Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and three mines recently put on temporary suspension: the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine. Since September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the research and development stage for the new high-recovery microbubble flotation cells in 2020. In January 2020, the Company disclosed a temporary suspension of mining and milling operations at the Del Toro mine in order to improve overall operating cash flows and profit margins while focusing on an expanded drill program in the area. In the meantime, the Company will continue evaluating mining methods and metallurgical test work at Del Toro, focusing on the San Juan ore body which contains a large zinc mineral resource. Additionally, the Company will continue supporting corporate social responsibility (“CSR”) projects and community activities to assist local stakeholders and partners in the communities surrounding the Del Toro and La Parrilla mines.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

2019 ANNUAL HIGHLIGHTS

Key Performance Metrics	2019	2018	2017	Change ‘19 vs ‘18
Operational
Ore Processed / Tonnes Milled	2,831,999	3,375,452	2,981,506	(16%)
Silver Ounces Produced	13,241,118	11,679,452	9,749,591	13%
Silver Equivalent Ounces Produced	25,554,288	22,243,071	16,207,905	15%
Cash Costs per Ounce (1)	$5.16	$6.98	$7.04	(26%)
All-in Sustaining Cost per Ounce (1)	$12.64	$14.95	$13.82	(15%)
Total Production Cost per Tonne (1)	$75.05	$60.71	$50.12	24%
Average Realized Silver Price per Ounce (1)	$16.40	$15.53	$17.12	6%

Financial (in $millions)
Revenues	$363.9	$300.9	$252.3	21%
Mine Operating Earnings (Loss) (2)	$66.2	$(11.9)	$16.0	NM
Impairment of non-current Assets	$(58.7)	$(199.7)	$(65.5)	71%
(Loss) Earnings before Income Taxes	$(39.0)	$(263.0)	$(75.3)	85%
Net (Loss) Earnings	$(40.5)	$(204.2)	$(53.3)	80%
Operating Cash Flows before Working Capital and Taxes (2)	$108.9	$61.6	$81.0	77%
Cash and Cash Equivalents	$169.0	$57.0	$118.1	196%
Working Capital (1)	$171.1	$108.1	$116.3	58%

Shareholders
Earnings (Loss) per Share (“EPS”) - Basic	$(0.20)	$(1.11)	$(0.32)	82%
Adjusted EPS (1)	$0.04	$(0.21)	$(0.04)	117%
Cash Flow per Share (1)	$0.54	$0.34	$0.49	61%

NM - Not meaningful

(1)

The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 43 for a reconciliation of non-GAAP to GAAP measures.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 43.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999
Silver Ounces Produced	6,305,672	2,435,604	3,083,410	555,595	557,603	303,234	13,241,118
Silver Equivalent Ounces Produced	13,831,627	6,316,277	3,099,717	692,541	1,120,490	493,636	25,554,288
Cash Costs per Ounce	$1.41	$(0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
All-in Sustaining Cost per Ounce	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Total Production Cost per Tonne	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

  Annual silver equivalent production: Total production in 2019 reached 25,554,288 silver equivalent ounces, representing an increase of 15% compared to the previous year and near the top end of the Company’s guidance of 24.4 to 26.0 million silver equivalent ounces. The increase in production was primarily attributed to the San Dimas mine, which contributed 13,831,627 silver equivalent ounces of production during its first full year of operation under First Majestic, and a 92% increase in production from the La Encantada mine.

  Silver production: Production in 2019 comprised of 13,241,118 ounces of silver, representing a 13% increase over 2018 and at the top end of the 2019 guidance range of producing 12.8 to 13.5 million ounces, 134,580 ounces of gold, 7,935,566 pounds of lead and 3,691,100 pounds of zinc. First Majestic continues to be one of the purest silver producers with silver accounting for 58% of the Company’s 2019 consolidated revenue while gold accounted for 39%.

  Silver recoveries: First Majestic achieved record consolidated annual silver recoveries of 86%, the highest in the Company’s 17-year history.

  High-intensity grinding (“HIG”): The Company successfully commissioned the new 3,000 tpd HIG mill at Santa Elena making it the only whole- ore, hard-rock mining application of this technology in Latin America.

  Ermitaño project: Commenced earthwork and ramp development activities at Santa Elena’s Ermitaño project in advance of initial production scheduled for early 2021.

  Cash cost per ounce: Cash cost per ounce in the year was $5.16, a decrease of $1.82 per ounce compared to the previous year and below the range of the Company’s 2019 guidance of $5.62 to $6.18 per ounce. The decrease in cash cost compared to the prior year was primarily due to the addition of the San Dimas mine since May 2018, which had a low cash cost of $1.41 per ounce, and the suspension of operations at the Company’s higher cost mines, including the La Guitarra, La Parrilla and San Martin mines, over the past two years.

  All-in sustaining cost (“AISC”): AISC per ounce in 2019 was $12.64, a decrease of $2.31 per ounce or 15% compared to the previous year and below the range of the Company’s 2019 guidance of $12.98 to $13.94 per ounce. The decrease in AISC per ounce was attributed to lower cash costs as well as reduction in sustaining capital expenditures as the Company shifts its focus towards its most profitable operations.

Financial Highlights

  Robust cash position and liquidity: Total cash and cash equivalents at December 31, 2019 was $169.0 million compared to $57.0 million at the end of the previous year, while working capital improved to $171.1 million compared to $108.1 million. The increase in cash and cash equivalents was primarily attributed to a record $140.0 million generated from its operating activities, $81.9 million raised through its “at-the- market distributions” equity financing program, proceeds of $16.7 million from exercise of stock options, net of $116.9 million spent on investing activities primarily relating to mining interests and property, plant and equipment.

  Record revenue: The Company generated record annual revenues of $363.9 million in 2019 compared to $300.9 million in 2018, an increase of 21%. The increase in revenue was attributed to a 15% increase in silver equivalent production related to San Dimas’ full year of operations under First Majestic, as well as increased production at Santa Elena upon implementation of the HIG mill in the second half of the year. Improvement in revenues was also attributable to a 6% increase in average realized silver price in 2019, which averaged $16.40 per ounce during the year but improved significantly from an average of $15.26 per ounce in first half of the year to $17.55 per ounce in the second half of the year.

  Mine operating earnings: During the year, the Company recognized mine operating earnings of $66.2 million compared to mine operating loss of $11.9 million in 2018. The increase in mine operating earnings was primarily driven by an increase in revenues, higher silver and gold prices, as well as a decrease in cash costs. Shifting a greater proportion of the Company’s production to its larger and lower costs operations, as well as a decrease in depletion, depreciation and amortization upon suspension of operations at La Guitarra, La Parrilla and San Martin mines has contributed to lower overall average costs and higher mine operating earnings.

  Impairment on non-current assets: During the year ended December 31, 2019, the Company recognized an impairment charge of $58.7 million, or $52.4 million net of tax, relating to La Encantada as the economics of the mine does not support its carrying value.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

  Net loss: The Company recognized a net loss of $40.5 million (loss per share of $0.20) in 2019 compared to net loss of $204.2 million (loss per share of $1.11) in 2018 primarily due to the impairment on non-current assets at La Encantada.

  Adjusted earnings: Adjusted earnings (see “non-GAAP measures”), normalized for non-cash or unusual items such as impairment of non- current assets, share-based payments and deferred income taxes for the year ended December 31, 2019 was earnings of $7.3 million ($0.04 per share), compared to a loss of $38.7 million ($0.21 loss per share) in 2018.

  Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $108.9 million ($0.54 per share) compared to $61.6 million ($0.34 per share) in 2018. The increase was attributed to the increase in mine operating earnings referred to above.

2019 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2019 - Q4	2019 - Q3	Change Q4 vs Q3	2018 - Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	626,482	655,967	(4%)	850,272	(26%)
Silver Ounces Produced	3,348,424	3,367,740	(1%)	3,250,816	3%
Silver Equivalent Ounces Produced	6,233,412	6,636,716	(6%)	6,485,761	(4%)
Cash Costs per Ounce (1)	$3.73	$3.83	(3%)	$6.06	(38%)
All-in Sustaining Cost per Ounce (1)	$12.25	$10.76	14%	$12.83	(5%)
Total Production Cost per Tonne (1)	$78.62	$78.87	0%	$65.31	20%
Average Realized Silver Price per Ounce (1)	$17.46	$17.63	(1%)	$14.47	21%

Financial (in $millions)
Revenues	$96.5	$97.0	(1%)	$74.1	30%
Mine Operating Earnings (Loss)	$23.9	$27.8	(14%)	$(9.0)	NM
Impairment of non-current Assets	$(44.9)	$—	0%	$(168.0)	73%
Net (Loss) Earnings	$(39.9)	$8.6	NM	$(164.4)	76%
Operating Cash Flows before Movements Working
Capital and Taxes (2)	$32.9	$34.6	(5%)	$11.0	199%
Cash and Cash Equivalents	$169.0	$118.6	42%	$57.0	196%
Working Capital (1)	$171.1	$149.2	15%	$108.1	58%

Shareholders
Earnings (Loss) per Share (“EPS”) - Basic	$(0.19)	$0.04	NM	$(0.85)	77%
Adjusted EPS (1)	$0.00	$0.06	(98%)	$(0.05)	103%
Cash Flow per Share (1)	$0.16	$0.17	(6%)	$0.06	182%

NM - Not meaningful

(1)

The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 43 for a reconciliation of non-GAAP to GAAP measures.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
Ore Processed / Tonnes Milled	182,265	196,640	221,049	26,528	626,482
Silver Ounces Produced	1,658,721	619,321	987,630	82,752	3,348,424
Silver Equivalent Ounces Produced	3,516,117	1,592,397	991,856	133,042	6,233,412
Cash Costs per Ounce	$0.74	$(1.40)	$10.12	$28.62	$3.73
All-in Sustaining Cost per Ounce	$7.41	$3.66	$12.67	$38.84	$12.25
Total Production Cost per Tonne	$127.19	$68.77	$43.92	$106.99	$78.62

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Operational Highlights

  Total production in the fourth quarter reached 6,233,412 silver equivalent ounces, representing a slight decrease compared to the prior quarter primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to heavy rains impacting ore and waste haulage and the ability to produce from the heap leach pads. Total production consisted of 3.3 million ounces of silver, 33,176 ounces of gold, and 0.9 million pounds of lead.

  In the fourth quarter, Santa Elena achieved record silver recoveries of 94%, up from 91% in the prior quarter due to the successful implementation of the HIG mill technology. The Company also plans to install a new 3,000 tpd HIG mill circuit and an autogenous (“AG”) grinding mill at San Dimas in the second half of 2020 to further improve consolidated recoveries and reduce overall operating costs.

  Cash cost per ounce for the quarter was $3.73 per payable ounce of silver, representing a 3% decrease from $3.83 per ounce in the previous quarter. The decrease in consolidated cash cost was primarily attributed to a reduction of $3.8 million in operating costs due to the temporary suspension of operating activities at the higher cost La Parrilla mine.

  AISC in the fourth quarter increased 14% to $12.25 per ounce compared to $10.76 per ounce in the previous quarter, primarily attributed to an increase in sustaining capital expenditures at San Dimas for mine infrastructure improvements and advancement of sustaining development activities at Santa Elena.

Financial

  In the fourth quarter, the Company generated revenues of $96.5 million, an increase of 30% compared to $74.1 million in the fourth quarter of 2018, primarily due to a 21% increase in average realized silver price compared to the same quarter of the prior year, plus a 6% increase in silver equivalent ounces sold compared to the same quarter of 2018.

  The Company realized mine operating earnings of $23.9 million, compared to a mine operating loss of $9.0 million in the fourth quarter of 2018. The increase in mine operating earnings in the quarter was attributed to a combination of higher revenues and the costs reductions due to the temporary suspension of activities at the La Parrilla and San Martin mines which incurred operating losses in the same quarter of the prior year.

  During the quarter, the Company recognized an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to La Encantada as the economics of the mine does not support its carrying value.

  Net loss for the quarter was $39.9 million (EPS of $(0.19)) compared to net loss of $164.4 million (EPS of $(0.85)) in the fourth quarter of 2018, primarily due to impairment charge on non-current assets.

  Adjusted net earnings for the fourth quarter, normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the quarter ended December 31, 2019, were $0.3 million (Adjusted EPS of $0.00) compared to a net loss of $10.5 million (Adjusted EPS of ($(0.05)) in the fourth quarter of 2018.

  Cash flow from operations before movements in working capital and income taxes in the quarter was $32.9 million ($0.16 per share) compared to $11.0 million ($0.06 per share) in the fourth quarter of 2018.

  Cash and cash equivalents at December 31, 2019 were $169.0 million, an increase of $50.4 million compared to the previous quarter, while working capital was $171.1 million compared to $149.2 million in the previous quarter.

2020 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2020. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company expects 2020 silver production to range between 11.8 to 13.2 million ounces with total production (including gold by-products) between 21.5 to 24.0 million silver equivalent ounces. The Company’s guidance assumes production coming only from its three largest mines: the San Dimas, Santa Elena and La Encantada mines. The La Parrilla mine is expected to remain suspended throughout 2020 and the Del Toro mine production is being wound down with no production anticipated during 2020, however, both mines are receiving expanded exploration budgets for 2020. The re-opening date of the San Martin mine is contingent on security conditions in the region and cannot be determined at this time. By suspending the Company’s higher cost lead and zinc concentrate producing mines, management is now able to focus all of its efforts on cost reduction and innovation at its most profitable silver and gold mines.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

2020 Production and Cost Guidance Highlights

The Company plans to increase production at San Dimas by restarting mining operations at the past-producing Tayoltita mine by the end of the first quarter and expects to ramp up production to add another 300 tpd to San Dimas throughput by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and is known to contain high silver grades. In addition, the Company plans to install a new 3,000 tpd HIG mill circuit and an autogenous grinding mill in the second half of 2020 to further improve recoveries and reduce operating costs.

The Company expects higher silver production at Santa Elena due to improved metallurgical recoveries from the recently installed HIG mill. The Company also plans to install an autogenous/semi-autogenous (“AG/SAG”) grinding mill by the end of 2020 and plans to implement a dual-circuit flowsheet to separate the ultra-fine and coarse particles prior to leaching to further improve metallurgical recoveries and reduce energy costs. Additionally, the Company plans to convert power generation at Santa Elena from diesel to liquified natural gas (“LNG”) in the fourth quarter of 2020.

Silver production at La Encantada is expected to increase to between 2.9 to 3.3 million ounces due to continued improvements in metallurgical recoveries and good grades from the San Javier and La Prieta sub-level caving areas. Furthermore, the Company is preparing to bring the Milagros breccia into production in the fourth quarter of 2020.

As management cannot estimate when the security disruptions at the San Martin mine will be resolved, the assumption is that the San Martin mine is to remain in temporary suspension throughout 2020, as previously announced in the Company’s news release on July 15, 2019. The Company continues to work with authorities to secure the area but there is no indication of when a restart of the operation might occur.

Following an extensive review of the Del Toro operation, the Company decided to temporarily suspend mining and milling operations in 2020 in order to improve operating cash flow and profit margins while focusing efforts on an expanded drill program in the area. This expanded program will include approximately 22,450 metres of drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in economics to justify a restart. Meanwhile, the Company will continue evaluating mining methods and metallurgical testwork on the San Juan Cuerpo 3 orebody which contains a large zinc mineral resource.

Additionally, the Company will continue supporting CSR projects and activities to assist the communities and local stakeholders and partners in the communities surrounding the La Parrilla and Del Toro mines. In 2019, the La Parrilla mine produced a total of 1,120,490 silver equivalent ounces while the Del Toro mine produced 493,636 silver equivalent ounces which accounted for approximately 4% and 2%, respectively, of the Company’s annual production.

A mine-by-mine breakdown of the 2020 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $17.00/oz, gold: $1,450/oz, MXN:USD 19:1.

Mine	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)*
San Dimas	6.5 - 7.2	81 - 90	13.4 - 14.9	2.47 - 3.62	8.28 - 10.10
Santa Elena	2.4 - 2.7	33 - 36	5.2 - 5.8	6.67 - 8.29	9.80 - 11.77
La Encantada	2.9 - 3.3	-	2.9 - 3.3	12.27 - 13.29	14.96 - 16.29
Consolidated	11.8 - 13.2	114 - 126	21.5 - 24.0	$ 5.76 - $6.97	$ 13.37 - $15.46

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.61 to $2.90 per payable silver ounce.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Operational Highlights

The Company is projecting its 2020 AISC, as defined by the World Gold Council, to be within a range of $13.37 to $15.46 on a per consolidated payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2020 AISC to be within a range of $12.54 to $14.53 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation(1)	FY 2020 ($/Ag oz)
Total Cash Costs per Payable Silver Ounce (2)	5.76 – 6.97
General and Administrative Costs	1.78 – 1.98
Sustaining Development Costs	2.09 – 2.33
Sustaining Property, Plant and Equipment Costs	1.88 - 2.10
Sustaining Exploration Costs	0.04 – 0.04
Operating Lease Payments	0.40 – 0.45
Profit Sharing	0.60 – 0.66
Share-based Payments (non-cash)	0.65 – 0.72
Accretion of Reclamation Costs (non-cash)	0.18 – 0.20
All-In Sustaining Costs: (WGC definition)	$ 13.37 – $15.46
All-In Sustaining Costs: (WGC excluding non-cash items)	$ 12.54 – $14.53

1.

AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.	Total cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.10 per ounce.

Innovation Remains a Key Focus in 2020

Driven by significant improvements in metallurgical recoveries at Santa Elena following the installation of the 3,000 tpd HIG mill circuit in 2019, the Company has elected to install HIG mill technology at its San Dimas and La Encantada mines in 2020 and 2021, respectively.

At San Dimas, the Company plans to install a new 3,000 tpd HIG mill circuit in 2020 to further improve recoveries and reduce operating costs. The delivery of the HIG mill is expected in the first quarter of 2020 followed by installation and commissioning in the second half of 2020. Furthermore, milling at San Dimas will be converted into a single AG grinding mill thereby eliminating the use of the three standard ball mills currently in operation. This AG conversion is expected to reduce energy consumption, eliminate steel grinding media, improve metallurgical recoveries and streamline maintenance and mill practices.

At Santa Elena, the Company plans to implement a dual-circuit flowsheet to separate the ultra-fine and coarse particles prior to leaching to further improve metallurgical recoveries and reduce operating costs. Separating the different sized particles allows for more effective use of available retention time, decreased reagent consumption and improved filtration circuit performance. Additionally, a new AG/SAG mill circuit is expected to be commissioned by the end of 2020.

At La Encantada, the Company plans to invest in several plant modernizations in 2020 intended to improve processing efficiencies including, but not limited to: upgrading the tailings filter presses and belt conveyors; replacing the main gear and rakes for two thickeners; as well as completing the detailed engineering design in the second half of 2020 for a new 3,000 tpd HIG mill circuit, which is expected to be installed and commissioned in 2021.

Capital Investments for Future Growth

In 2020, the Company plans to invest a total of $171.5 million on capital expenditures consisting of $52.6 million for sustaining investments and $118.9 million for expansionary projects. This represents a 24% increase compared to the revised 2019 capital budget and is aligned with the Company’s future growth strategy of investments in new milling technologies, processing plant modernizations and underground development of the Ermitaño project to prepare the mine for production in early 2021.

The 2020 annual budget includes total capital investments of $62.9 million to be spent on underground development; $32.9 million towards property, plant and equipment; $28.2 million in exploration; and $47.5 million towards automation and efficiency projects. Additionally, the Company has been working on reducing its general and administration costs to optimize the business due to the suspension of operations at Del Toro and La Parrilla. Management reserves the right to revise the guidance and operating budgets during the year to reflect actual and anticipated changes in metal prices or to changes in the business.

The Company plans to complete a total of approximately 38,650 metres of underground development in 2020 compared with 54,517 metres completed in 2019. This 29% decrease is primarily due to the recent suspension of mining activities at the San Martin, La Parrilla and Del Toro mines. The 2020 development program consists of approximately 23,750 metres at San Dimas; 6,100 metres at Santa Elena; 4,450 metres at La Encantada; 3,800 metres at the Ermitaño project near Santa Elena; and 550 metres at Del Toro.

The Company also plans to complete approximately 192,900 metres of exploration drilling in 2020 compared to 204,371 metres completed in 2019. The 2020 drilling program consists of approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main and America veins and test greenfield targets around Los Hernandez; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test near mine, brownfield, and greenfield targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

		2019				2018
PRODUCTION HIGHLIGHTS	Q4	Q3(3)(4)	Q2	Q1	Q4	Q3(2)	Q2(1)	Q1
Ore processed/tonnes milled
San Dimas	182,265	173,679	172,368	163,264	172,641	176,884	85,765	—
Santa Elena	196,640	229,094	229,761	219,941	221,945	225,873	228,054	223,498
La Encantada	221,049	191,926	207,421	269,611	206,812	196,030	237,862	276,191
San Martin	—	—	39,213	62,148	66,924	67,926	74,431	75,374
La Parrilla	—	33,439	61,544	72,551	125,751	117,130	123,642	125,114
Del Toro	26,528	27,829	26,587	25,138	56,200	65,323	65,879	79,769
La Guitarra	—	—	—	—	—	14,891	35,715	29,829
Consolidated	626,482	655,967	736,896	812,654	850,272	864,056	851,349	809,775

Silver equivalent ounces produced
San Dimas	3,516,117	3,502,102	3,641,139	3,172,270	3,127,871	3,225,352	1,698,382	—
Santa Elena	1,592,397	1,859,170	1,461,345	1,403,364	1,587,396	1,475,635	1,407,880	1,543,776
La Encantada	991,856	891,205	492,957	723,699	451,244	379,773	327,458	452,420
San Martin	—	—	271,450	421,091	511,911	557,746	524,843	574,838
La Parrilla	—	258,683	420,712	441,095	563,703	537,986	605,826	615,541
Del Toro	133,042	125,557	122,879	112,158	243,637	427,218	323,714	437,743
La Guitarra	—	—	—	—	—	136,605	249,214	255,359
Consolidated	6,233,412	6,636,716	6,410,483	6,273,677	6,485,761	6,740,315	5,137,318	3,879,678

Silver ounces produced
San Dimas	1,658,721	1,639,481	1,603,016	1,404,454	1,367,028	1,445,918	808,923	—
Santa Elena	619,321	632,216	596,872	587,195	567,754	598,693	535,015	521,784
La Encantada	987,630	885,627	489,194	720,959	449,632	378,983	325,603	449,522
San Martin	—	—	224,056	331,539	404,523	438,061	419,815	483,740
La Parrilla	—	135,420	202,698	219,485	312,144	330,047	360,862	337,332
Del Toro	82,752	74,997	77,729	67,757	149,734	231,350	167,591	236,478
La Guitarra	—	—	—	—	—	82,292	138,454	138,173
Consolidated	3,348,424	3,367,740	3,193,56	63,331,388	3,250,816	3,505,344	2,756,263	2,167,030

Cash cost per ounce
San Dimas	$0.74	$2.28	$1.64	$0.93	$0.58	$(0.40	$0.24 $	—
Santa Elena	$(1.40	$(7.24	$4.28	$2.81	$(1.06	$5.77	$1.39 $	(4.74
La Encantada	$10.12	$10.72	$16.57	$12.60	$15.60	$21.15	$23.05 $	16.93
San Martin	$—	$—	$16.52	$11.35	$10.40	$9.78	$9.68 $	8.04
La Parrilla	$—	$16.27	$14.13	$16.58	$13.80	$16.29	$10.42 $	11.02
Del Toro	$28.62	$29.83	$27.29	$27.20	$27.69	$13.07	$18.01 $	13.66
La Guitarra	$—	$—	$—	$—	$—	$6.99	$12.89 $	7.97
Consolidated	$3.73	$3.83	$6.84	$6.34	$6.06	$6.85	$7.59 $	7.83

All-in sustaining cost per ounce
San Dimas	$7.41	$7.30	$8.49	$5.65	$5.35	$6.74	$5.41 $	—
Santa Elena	$3.66	$(5.17	$7.73	$6.37	$2.18	$9.03	$6.60 $	(0.17
La Encantada	$12.67	$12.67	$18.87	$13.72	$18.70	$27.25	$30.81 $	20.97
San Martin	$—	$—	$21.15	$15.67	$13.60	$13.37	$12.49 $	9.98
La Parrilla	$—	$28.81	$21.61	$25.62	$21.18	$23.34	$16.39 $	17.66
Del Toro	$38.84	$39.77	$36.33	$35.89	$37.83	$24.48	$32.08 $	20.61
La Guitarra	$—	$—	$—	$—	$—	$12.30	$18.11 $	15.76
Consolidated	$12.25	$10.76	$14.76	$12.91	$12.83	$15.12	$16.43 $	16.01

Production cost per tonne
San Dimas	$127.19	$135.71	$142.42	$122.17	$113.66	$105.91	$148.91 $	—
Santa Elena	$68.77	$57.78	$58.88	$56.53	$54.55	$63.15	$55.97 $	54.31
La Encantada	$43.92	$47.86	$38.29	$32.71	$33.20	$40.20	$31.09 $	27.00
San Martin	$—	$—	$109.51	$80.39	$83.27	$88.15	$72.77 $	68.06
La Parrilla	$—	$89.40	$75.96	$76.78	$52.47	$58.18	$49.10 $	48.12
Del Toro	$106.99	$98.98	$91.89	$95.06	$84.67	$73.50	$69.23 $	58.12
La Guitarra	$—	$—	$—	$—	$—	$68.47	$83.68 $	86.50
Consolidated	$78.62	$78.87	$77.93	$66.65	$65.31	$68.87	$61.04 $	46.88

1)	San Dimas production results in the second quarter of 2018 included 52 days from the period May 10, 2018 to June 30, 2018.

2)	La Guitarra was placed on care and maintenance on August 3, 2018.

3)

Effective September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in 2020.

4)

Activities at San Martin have been temporarily suspended since July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation in 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Operating Results – Consolidated Operations

							Change	Change
CONSOLIDATED	2019 - Q4	2019 - Q3	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	Q4 vs Q3	‘19 vs ‘18
Ore processed/tonnes milled	626,482	655,967	736,896	812,654	2,831,999	3,375,452	(4%)	(16%)
Average silver grade (g/t)	189	181	159	153	169	134	4%	26%
Average gold grade (g/t)	1.71	1.76	1.48	1.26	1.54	1.08	(3%)	43%
Average lead grade (%)	2.71	2.22	2.04	1.85	2.08	1.84	22%	13%
Average zinc grade (%)	—	1.12	1.39	1.22	1.13	0.73	(100%)	55%
Silver recovery (%)	88%	88%	85%	83%	86%	80%	0%	8%
Gold recovery (%)	97%	96%	96%	96%	96%	95%	1%	1%
Lead recovery (%)	58%	64%	62%	67%	63%	62%	(9%)	2%
Zinc recovery (%)	0%	68%	52%	48%	54%	55%	(100%)	(2%)

Production
Silver ounces produced	3,348,424	3,367,740	3,193,566	3,331,388	13,241,118	11,679,452	(1%)	13%
Gold ounces produced	33,176	35,791	33,576	32,037	134,580	111,084	(7%)	21%
Pounds of lead produced	914,370	1,907,305	2,452,803	2,661,088	7,935,566	16,135,438	(52%)	(51%)
Pounds of zinc produced	—	1,026,739	1,398,922	1,265,438	3,691,100	5,695,657	(100%)	(35%)
Total production - ounces silver equivalent	6,233,412	6,636,716	6,410,483	6,273,677	25,554,288	22,243,071	(6%)	15%

Cost
Cash cost per ounce	$3.73	$3.83	$6.84	$6.34	$5.16	$6.98	(3%)	(26%)
All-In sustaining costs per ounce	$12.25	$10.76	$14.76	$12.91	$12.64	$14.95	14%	(15%)
Total production cost per tonne	$78.62	$78.87	$77.93	$66.65	$75.05	$60.71	0%	24%

Underground development (m)	11,775	11,265	15,531	15,947	54,517	68,171	5%	(20%)
Diamond drilling (m)	57,830	54,247	54,578	37,716	204,371	211,695	7%	(3%)

Production

Total annual production in 2019 reached a record 25,554,288 silver equivalent ounces, representing an increase of 15% compared to the previous year and near the top end of the Company’s guidance of 24.4 to 26.0 million silver equivalent ounces. The increase in production was primarily attributed to the San Dimas mine, which contributed 13,831,627 silver equivalent ounces of production during its first full year of operation under First Majestic, and a 92% increase in production from the La Encantada mine.

During the year, the Company also achieved record consolidated silver recoveries of 86%, the highest in its 17-year history. The most significant improvements were attributed to La Encantada and Santa Elena. At Santa Elena, annual silver recoveries improved to 91% compared to 88% in the previous year. The recovery rate is a new record following the successful start-up of the new 3,000 tpd HIG mill. The Company also plans to install a new 3,000 tpd HIG mill circuit and an AG grinding mill at San Dimas in the second half of 2020 to further improve consolidated recoveries and reduce overall operating costs. At La Encantada, silver recoveries increased from 66% in the first half of the year to 80% in the second half, following a revised throughput methodology which included stockpiling and the focus on finer grinding.

Total production for the fourth quarter was 6,233,412 silver equivalent ounces, representing a 6% decrease compared to the prior quarter primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to heavy rains impacting ore and waste haulage and the ability to produce from the heap leach pads. Total production consisted of 3.3 million ounces of silver, 33,176 ounces of gold and 0.9 million pounds lead.

Total ore processed during the quarter at the Company’s mines amounted to 626,482 tonnes, representing a 4% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to a reduction in tonnes milled at Santa Elena in the month of December due to heavy rains.

Consolidated silver grades in the quarter averaged 189 g/t compared to 181 g/t in the previous quarter, while consolidated gold grades averaged 1.71 g/t compared to 1.76 g/t in the prior quarter. Consolidated silver and gold recoveries averaged 88% and 97%, respectively, consistent with the previous quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for 2019 was $5.16, a decrease of $1.82 per ounce or 26% compared to $6.98 in the previous year and below the Company’s guidance of $5.62 to $6.18 per ounce. The decrease in cash cost was primarily due to the addition of the San Dimas mine since May 2018, which had a low cash cost of $1.41 per ounce, and the suspension of operations at the Company’s higher cost mines, including the La Guitarra, La Parrilla and San Martin mines, over the past two years.

AISC per ounce in 2019 was $12.64, a decrease of $2.31 per ounce or 15% compared to the previous year and below the range of the Company’s 2019 guidance of $12.98 to $13.94 per ounce. The decrease in AISC per ounce was attributed to lower cash costs as well as reduction in sustaining capital expenditures as the Company shifts its focus towards its most profitable operations.

In the fourth quarter, cash cost per ounce was $3.73 per payable ounce of silver, a decrease of 3% from $3.83 per ounce in the third quarter of 2019. The decrease in consolidated cash cost was primarily attributed to a temporary suspension of operating activities at the higher cost La Parrilla mine.

AISC in the fourth quarter increased by 14% to $12.25 compared to $10.76 per ounce in the previous quarter, primarily attributed to an increase in sustaining capital expenditures at San Dimas for mine infrastructure improvements and advancement of sustaining development activities at Santa Elena.

Development and Exploration

In 2019, the Company completed 54,517 metres of underground development and 204,371 metres of diamond drilling, a decrease of 20% and 3%, respectively, compared to the previous year. During the fourth quarter, the Company completed 11,775 metres of underground development compared to 11,265 metres in the previous quarter.

The 2019 exploration program included completion of 76,467 metres in 267 drill holes at San Dimas, 18,943 metres in 67 holes at Santa Elena, 33,767 metres in 103 holes at Ermitaño, 17,739 metres in 67 holes at La Encantada, 16,968 metres in 68 holes at Del Toro, 24,440 metres in 56 holes at La Parrilla and 12,617 metres in 58 holes at San Martin. In addition, the Company completed 3,431 metres of greenfield drilling in 11 holes at Santa Elena’s Los Hernandez project.

The 2020 drilling program is planned to consist of 192,900 metres including approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main and America veins and test greenfield targets around Los Hernandez; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test near mine, brownfield, and greenfield targets.

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. First Majestic acquired the San Dimas mine in May 2018 with the acquisition of Primero Mining Corp. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the municipal airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

							Change	Change
San Dimas	2019 - Q4	2019 - Q3	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	Q4 vs Q3	‘19 vs ‘18
Total ore processed/tonnes milled	182,265	173,679	172,368	163,264	691,576	435,289	5%	59%
Average silver grade (g/t)	305	315	312	287	305	274	(3%)	11%
Average gold grade (g/t)	3.83	4.00	4.32	4.18	4.08	3.99	(4%)	2%
Silver recovery (%)	93%	93%	93%	93%	93%	95%	0%	(2%)
Gold recovery (%)	97%	97%	96%	96%	96%	97%	0%	(1%)

Production
Silver ounces produced	1,658,721	1,639,481	1,603,016	1,404,454	6,305,672	3,621,868	1%	74%
Gold ounces produced	21,713	21,534	23,082	21,095	87,424	54,098	1%	62%
Total production - ounces silver equivalent	3,516,117	3,502,102	3,641,139	3,172,270	13,831,627	8,051,605	0%	72%

Cost
Cash cost per ounce	$0.74	$2.28	$1.64	$0.93	$1.41	$0.11	(68%)	NM
All-In sustaining costs per ounce	$7.41	$7.30	$8.49	$5.65	$7.26	$5.92	2%	23%
Total production cost per tonne	$127.19	$135.71	$142.42	$122.17	$131.90	$117.46	(6%)	12%

Underground development (m)	6,763	5,334	6,254	5,669	24,021	13,063	27%	84%
Diamond drilling (m)	23,905	19,688	16,683	16,191	76,467	43,510	21%	76%
NM - Not meaningful

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

2019 vs. 2018

In the full year of 2019, San Dimas produced 6,305,672 ounces of silver and 87,424 ounces of gold for a total production of 13,831,627 silver equivalent ounces, a 72% increase compared to 8,051,605 silver equivalent ounces in the previous year since First Majestic acquired the mine in May 2018. The mill processed 691,576 tonnes with average silver and gold grades of 305 g/t and 4.08 g/t, respectively. Head grades were slightly lower in the previous year due to processing of lower grade stopes left behind that were deemed uneconomical under the old streaming agreement and became economical under the new streaming agreement.

During the year, cash cost per ounce averaged $1.41 compared to $0.11 per ounce in 2018, whereas AISC averaged $7.26 per ounce in 2019 compared to $5.92 per ounce in 2018. The slight increase was primarily contributed to higher labour costs as well as sustaining capital expenditures for mine infrastructure improvements.

During the year, a total of 24,021 metres of underground development and 76,467 metres of diamond drilling were completed.

With the acquisition of Primero, First Majestic renegotiated San Dimas’ streaming agreement with Wheaton Precious Metals International Ltd. (“WPM”), which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) from San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above 90:1 or below 50:1, respectively, for a period of six months. During the year ended December 31, 2019, the Company delivered 44,667 ounces of gold to WPM at $604 per ounce.

2019Q4 vs. 2019Q3

During the fourth quarter, the San Dimas mine produced 1,658,721 ounces of silver and 21,713 ounces of gold for a total production of 3,516,117 silver equivalent ounces, consistent compared to the prior quarter. The mill processed a total of 182,265 tonnes with average silver and gold grades of 305 g/t and 3.83 g/t, respectively. The high-grade Victoria, Jessica and Roberta veins contributed approximately 135,620 tonnes during the quarter.

Silver and gold recoveries averaged 93% and 97%, respectively, during the quarter which were consistent with the prior quarter.

In the fourth quarter, cash cost and AISC per ounce were $0.74 and $7.41 per ounce, respectively, compared to $2.28 and $7.30 per ounce in the prior quarter. The decrease in cash cost was primarily attributed to higher gold by-product credits compared to the prior quarter.

A total of 6,763 metres of underground development was completed in the fourth quarter, an increase of 27% compared to the prior quarter, while diamond drilling increased 21% to 23,905 metres from 19,688 metres in the prior quarter. Eight drill rigs were active during the quarter completing 19,688 metres of drilling in 67 holes.

During the quarter, rehabilitation efforts continued inside the past producing Tayoltita mine with ground support, sampling, mapping and drilling activities in order to prepare for the restart of production by the end of the first quarter and is expected to ramp up to 300 tpd by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and is known to contain high silver grades. The mine portal is located approximately 150 metres away from the ore pad used to feed the crushing circuit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

							Change	Change
Santa Elena	2019 - Q4	2019 - Q3	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	Q4 vs Q3	‘19 vs ‘18
Total ore processed/tonnes milled	196,640	229,094	229,761	219,941	875,435	899,370	(14%)	(3%)
Underground tonnes
Tonnes milled	129,833	132,437	142,831	136,984	542,085	531,072	(2%)	2%
Average silver grade (g/t)	142	141	123	121	131	123	1%	7%
Average gold grade (g/t)	2.52	3.02	1.89	1.87	2.31	2.44	(17%)	(5%)

Heap leach tonnes
Tonnes milled	66,807	96,657	86,930	82,957	333,351	368,298	(31%)	(9%)
Average silver grade (g/t)	32	32	38	47	37	35	0%	6%
Average gold grade (g/t)	0.61	0.61	0.64	0.78	0.66	0.63	0%	5%
Silver recovery (%)	94%	91%	89%	89%	91%	88%	3%	3%
Gold recovery (%)	96%	96%	94%	95%	95%	95%	0%	0%

Production
Silver ounces produced	619,321	632,216	596,872	587,195	2,435,604	2,223,246	(2%)	10%
Gold ounces produced	11,391	14,154	9,839	9,735	45,119	46,856	(20%)	(4%)
Total production - ounces silver equivalent	1,592,397	1,859,170	1,461,345	1,403,364	6,316,277	6,014,687	(14%)	5%

Cost
Cash cost per ounce	$(1.40)	$(7.24)	$4.28	$2.81	$(0.51)	$0.50	(81%)	(202%)
All-In sustaining costs per ounce	$3.66	$(5.17)	$7.73	$6.37	$3.02	$4.54	(171%)	(33%)
Total production cost per tonne	$68.77	$57.78	$58.88	$56.53	$60.23	$57.01	19%	6%

Underground development (m)	1,951	1,943	2,069	2,277	8,241	10,866	0%	(24%)
Diamond drilling (m)	11,729	16,655	16,465	11,291	56,141	36,661	(30%)	53%

2019 vs. 2018

In 2019, Santa Elena produced 2,435,604 ounces of silver and 45,119 ounces of gold for a total production of 6,316,277 equivalent silver ounces, a 5% increase compared to 6,014,687 equivalent silver ounces in 2018. The mill processed a total of 875,435 tonnes compared to 899,370 tonnes in the previous year.

Silver and gold grades from underground ore averaged 131 g/t and 2.31 g/t, respectively, compared to 123 g/t and 2.44 g/t in the previous year. Silver recoveries improved from 88% in 2018 to 91% this year while gold recoveries remained consistent at 95%.

The increase in recoveries was primarily attributed to the new 3,000 tpd HIG mill, which reached steady state production during the third quarter following a successful ramp up. The total project took less than one year to achieve commercial production and is currently the only operating HIG mill processing mine ore in Latin America. Quarterly average recovery rates improved further in the fourth quarter to a record 94% after the mill operated for the full period.

In 2019, cash cost was negative $0.51 per ounce, compared to $0.50 per ounce in the previous year, while AISC decreased to $3.02 per ounce from $4.54 per ounce in the previous year. The decrease in cash costs and AISC were primarily due to an increase in silver production as a result of improvements in silver head grades and recoveries.

In July 2019, the Company acquired additional strategic concessions within the primary land boundaries of the Santa Elena land holdings, known as El Capulin for $0.2 million, adding an additional 400 hectares to its existing substantial land package.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2019, the Company delivered 9,164 ounces of gold to Sandstorm at an average price of $459 per ounce.

During the year, the Company completed 18,943 metres in 67 drill holes at Santa Elena, 33,767 metres in 103 drill holes at Ermitaño and 3,431 metres of greenfield drilling in 11 holes at the Los Hernandez project.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

2019Q4 vs. 2019Q3

During the fourth quarter, Santa Elena produced 619,321 ounces of silver and 11,391 ounces of gold for a total production of 1,592,397 silver equivalent ounces, reflecting a decrease of 14% compared to the prior quarter. The decrease in total production of silver equivalent ounces was primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to unusually heavy rains in the region impacting ore and waste haulage and the ability to produce from the heap leach pads.

The mine processed a total of 196,640 tonnes during the quarter, consisting of 129,833 tonnes (or approximately 66% of production) of underground ore and 66,807 tonnes (or approximately 34% of production) from the above ground heap leach pad.

Silver and gold grades from underground ore averaged 142 g/t and 2.52 g/t, respectively, and above ground heap leach pad averaged 32 g/t and 0.61 g/t. Silver and gold recoveries during the quarter continued to improve and reached 94% and 96%, respectively, following the successful ramp up of the new 3,000 tpd HIG mill, which reached steady state production in the third quarter.

Cash cost in the fourth quarter was negative $1.40 per ounce, compared to negative $7.24 per ounce in the previous quarter. AISC in the fourth quarter increased to $3.66 per ounce compared to negative $5.17 per ounce in the previous quarter. The increase in cash cost and AISC were primarily attributed to a decrease in gold by-product credits due to a 17% decrease in underground gold grade and an increase in the advancement of sustaining development activities.

In December, the Company executed the first blast of the new mine portal and began the 3,800 metre development program at the Ermitaño project which is designed to prepare five production levels with all associated mining infrastructure prior to commencing production in early 2021. The production from Ermitaño is expected to replace the current feed from the old heap pads which is currently making up approximately 40% of the feed to the mill.

In the fourth quarter, a total of 1,951 metres of underground development was completed compared to 1,943 metres in the previous quarter. During the quarter, four rigs were active at Ermitaño completing 5,967 metres in 17 holes. Two underground rigs were active at Santa Elena completing 2,331 metres in 12 holes and one drill rig at Los Hernandez completing 3,431 metres in 11 holes. In addition, above ground earthwork activities began to prepare the area for the installation of surface facilities and portal construction at Ermitaño

The Company is expected to release a Pre-feasibility Study and updated Resource estimates on the Ermitaño project in 2020.

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

							Change	Change
La Encantada	2019 - Q4	2019 - Q3	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	Q4 vs Q3	‘19 vs ‘18
Ore processed/tonnes milled	221,049	191,926	207,421	269,611	890,008	916,894	15%	(3%)
Average silver grade (g/t)	176	176	110	126	146	95	0%	54%
Silver recovery (%)	79%	82%	66%	66%	74%	57%	(3%)	30%

Production
Silver ounces produced	987,630	885,627	489,194	720,959	3,083,410	1,603,740	12%	92%
Gold ounces produced	49	65	43	33	190	89	(25%)	113%
Total production - ounces silver equivalent	991,856	891,205	492,957	723,699	3,099,717	1,610,895	11%	92%

Cost
Cash cost per ounce	$10.12	$10.72	$16.57	$12.60	$11.89	$18.80	(6%)	(37%)
All-In sustaining costs per ounce	$12.67	$12.67	$18.87	$13.72	$13.90	$23.82	0%	(42%)
Total production cost per tonne	$43.92	$47.86	$38.29	$32.71	$40.06	$32.28	(8%)	24%

Underground development (m)	1,293	1,426	1,300	1,426	5,444	6,078	(9%)	(10%)
Diamond drilling (m)	4,114	5,976	5,371	2,279	17,739	19,461	(31%)	(9%)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

2019 vs. 2018

In 2019, La Encantada produced 3,083,410 ounces of silver and 190 ounces of gold for a total of 3,099,717 silver equivalent ounces, an increase of 92% compared to 1,610,895 silver equivalent ounces in 2018. The increase was primarily due to a 54% increase in silver head grade and a 30% increase in silver recovery, partially offset by a 3% decrease in tonnes milled.

Silver recoveries averaged 74% during the year, compared to 57% in 2018, due to a revised throughput methodology which included selective stockpiling, focus on finer grinding and a change in management reporting structure of personnel at the processing plant. Silver recoveries improved from 66% in the first half of the year to 80% in the second half.

Silver grades during the year averaged 146 g/t, an increase of 54% compared to 95 g/t in 2018. The improvement in the grade was driven by higher grades from the San Javier and La Prieta sub-level caving areas.

Cash cost per ounce during the year was $11.89 a decrease of 37% compared to $18.80 per ounce in the previous year, primarily due to a 92% increase in silver equivalent ounces compared to 2018. AISC for the year was $13.90 per ounce, a 42% decrease compared to $23.82 in 2018.

A total of 5,444 metres of underground development and 17,739 metres of diamond drilling were completed in 2019 compared to 6,078 metres of underground development and 19,461 metres of diamond drilling in the prior year.

No production has been assumed from roasted tailings during 2020 pending further engineering studies.

2019Q4 vs. 2019Q3

During the quarter, La Encantada produced 987,630 silver ounces, representing a 12% increase from the previous quarter, and the highest quarterly production in the past five years. The increase in silver production was primarily due to a 15% increase in throughput compared to the prior quarter.

Silver recoveries averaged 79% during the quarter compared to 82% in the prior quarter.

Silver grades during the quarter averaged 176 g/t consistent with the prior quarter. The improvement in the grade in the second half of the year was the driven by higher grades from the San Javier and La Prieta sub-level caving areas.

Cash cost per ounce for the quarter was $10.12 per ounce, a decrease of 6% compared to $10.72 per ounce in the previous quarter, primarily due to a 11% increase in total silver ounces production. AISC per ounce for the quarter was $12.67 consistent with the prior quarter.

A total of 1,293 metres of underground development was completed in the third quarter compared to 1,426 metres in the prior quarter. During the quarter, ramp development started to access the Milagros breccia to prepare the mine for initial sub- level caving production in the fourth quarter of 2020.

Three underground rigs and one surface rig were active during the quarter and completed 4,114 metres in 21 holes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,560 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

					Change
San Martin	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	‘19 vs ‘18
Ore processed/tonnes milled	39,213	62,148	101,362	284,656	(64%)
Average silver grade (g/t)	197	187	191	218	(12%)
Average gold grade (g/t)	0.46	0.60	0.53	0.64	(17%)
Silver recovery (%)	90%	89%	89%	87%	2%
Gold recovery (%)	93%	93%	93%	90%	3%

Production
Silver ounces produced	224,056	331,539	555,595	1,746,139	(68%)
Gold ounces produced	543	1,069	1,611	5,226	(69%)
Total production - ounces silver equivalent	271,450	421,091	692,541	2,169,338	(68%)

Cost
Cash cost per ounce	$16.52	$11.35	$13.45	$9.42	43%
All-In sustaining costs per ounce	$21.15	$15.67	$18.73	$12.28	53%
Total production cost per tonne	$109.51	$80.39	$91.65	$77.66	18%

Underground development (m)	2,783	3,091	5,874	11,722	(50%)
Diamond drilling (m)	7,754	4,863	12,617	25,788	(51%)

2019 vs. 2018

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with government authorities to secure the area in anticipation of restarting the operation in 2020, although the exact date is currently not determinable and therefore no production has been budgeted during 2020.

In 2019, San Martin produced 555,595 silver ounces and 1,611 ounces of gold for a total production of 692,541 silver equivalent ounces compared to 2,169,338 silver equivalent ounces in the prior year. Silver recoveries averaged 89% compared to 87% in the prior year and gold recoveries averaged 93% during the year compared to 90% in the prior year.

Cash cost per ounce was $13.45 during the year compared to $9.42 in the prior year. AISC per ounce during the year was $18.73 compared to $12.28 in 2018.

In 2019, a total of 5,874 metres of underground development and 12,617 metres of diamond drilling in 58 holes were completed compared to 11,722 metres of underground development and 25,788 metres of diamond drilling in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter- connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

						Change
San Parrilla	2019 - Q3	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	‘19 vs ‘18
Total ore processed/tonnes milled	33,439	61,544	72,551	167,535	491,637	(66%)
Average silver grade (g/t)	169	147	119	139	108	29%
Average lead grade (%)	2.12	2.12	1.76	1.96	1.39	41%
Average zinc grade (%)	2.05	1.99	1.64	1.85	1.60	16%
Silver recovery (%)	75%	70%	79%	75%	76%	(1%)
Lead recovery (%)	64%	59%	69%	64%	73%	(12%)
Zinc recovery (%)	68%	52%	48%	54%	55%	(2%)

Production
Silver ounces produced	135,420	202,698	219,485	557,603	1,340,385	(58%)
Pounds of lead produced	1,005,300	1,708,152	1,946,096	4,659,549	6,550,602	(29%)
Pounds of zinc produced	1,026,739	1,398,922	1,265,438	3,691,100	5,695,657	(35%)
Total production - ounces silver equivalent	258,683	420,712	441,095	1,120,490	2,323,056	(52%)

Cost
Cash cost per ounce	$16.27	$14.13	$16.58	$15.59	$12.83	22%
All-In sustaining costs per ounce	$28.81	$21.61	$25.62	$26.29	$19.57	34%
Total production cost per tonne	$89.40	$75.96	$76.78	$78.99	$51.88	52%

Underground development (m)	1,422	2,154	2,452	6,660	11,443	(42%)
Diamond drilling (m)	6,345	5,112	2,100	24,440	30,713	(20%)

2019 vs. 2018

On September 2, 2019, the Company temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used for research and development of a new high-recovery microbubble flotation system. The Company is currently using the La Parrilla mill as a research and development facility while continuing the expanded exploration program into 2020. The reopening of the underground mine at La Parrilla is not determinable at this time and therefore no production has been budgeted during 2020.

In 2019, La Parrilla produced 557,603 silver ounces, 4,659,549 pounds of lead and 3,691,100 pounds of zinc for a total production of 1,120,490 silver equivalent ounces compared to 2,323,056 silver equivalent ounces in the prior year. Silver recoveries averaged 75% during the year, consistent with 76% in the prior year.

In 2019, cash cost and AISC per ounce were $15.59 and $26.29, respectively, compared to cash cost per ounce of $12.83 and AISC per ounce of $19.57 in 2018. The increases in cash cost and AISC per ounce were primarily attributed to a decrease in production and an increase in severance costs due to layoffs.

In 2019 a total of 6,660 metres of underground development and 24,440 metres of diamond drilling in 56 holes were completed compared to 11,443 metres of underground development and 30,713 metres of diamond drilling in 2018. In the fourth quarter, 633 metres of underground development were completed and one underground rig and three surface rigs were active and completed 10,883 metres in 15 holes.

The Company will continue supporting CSR projects and activities to assist the community and local stakeholders and partners in the communities surrounding the La Parrilla mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

							Change	Change
Del Toro	2019 - Q4	2019 - Q3	2019 - Q2	2019 - Q1	2019 - YTD	2018 - YTD	Q4 vs Q3	‘19 vs ‘18
Ore processed/tonnes milled	26,528	27,829	26,587	25,138	106,083	267,170	(5%)	(60%)
Average silver grade (g/t)	131	115	117	114	119	132	14%	(10%)
Average lead grade (%)	2.71	2.33	1.87	2.12	2.26	2.89	16%	(22%)
Silver recovery (%)	74%	73%	78%	74%	74%	69%	1%	7%
Lead recovery (%)	58%	63%	68%	61%	62%	56%	(8%)	11%

Production
Silver ounces produced	82,752	74,997	77,729	67,757	303,234	785,154	10%	(61%)
Pounds of lead produced	914,370	902,005	744,651	714,992	3,276,018	9,584,836	1%	(66%)
Total production - ounces silver equivalent	133,042	125,557	122,879	112,158	493,636	1,432,312	6%	(66%)

Cost
Cash cost per ounce	$28.62	$29.83	$27.29	$27.20	$28.26	$17.10	(4%)	65%
All-In sustaining costs per ounce	$38.84	$39.77	$36.33	$35.89	$37.77	$27.49	(2%)	37%
Total production cost per tonne	$106.99	$98.98	$91.89	$95.06	$98.29	$70.20	8%	40%

Underground development (m)	1,135	1,140	970	1,032	4,277	11,493	0%	(63%)
Diamond drilling (m)	7,200	5,583	3,192	993	16,968	21,305	29%	(20%)

2019 vs. 2018

In 2019, Del Toro produced 303,234 ounces of silver and 3,276,018 pounds of lead for a total production of 493,636 silver equivalent ounces compared to 1,432,312 silver equivalent ounces in 2018.

Silver grades and recoveries during 2019 averaged 119 g/t and 74%, respectively, compared to 132 g/t and 69%, in 2018. During 2019, lead grades and recoveries averaged 2.3% and 62%, respectively, compared to 2.9 g/t and 56%, in 2018.

During the year cash cost was $28.26 per ounce, compared to $17.10 per ounce in the previous year. AISC during the year was $37.77 per ounce from $27.49 per ounce in the previous year. The increase was primarily attributed to the decrease in silver ounces produced.

In 2019, a total of 4,277 metres of development and 16,968 metres of diamond drilling were completed in 68 holes compared to 11,493 metres of development and 21,305 metres of diamond drilling in 2018.

Following an extensive review of the Del Toro operation, the Company has decided to temporarily suspend mining and milling operations in 2020 in order to improve overall operating cash flows and profit margins while focusing on an expanded drill program in the area. This expanded program will include approximately 22,450 metres of drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart. In the meantime, the Company will continue evaluating mining methods and metallurgical testwork on the San Juan Cuerpo 3 orebody which contains a large zinc mineral resource.

Additionally, the Company will continue supporting CSR projects and activities to assist the communities and local stakeholders and partners in the communities surrounding the Del Toro mine.

2019Q4 vs. 2019Q3

During the fourth quarter, the Del Toro mine produced 82,752 ounces of silver and 914,370 pounds of lead for a total of 133,042 silver equivalent ounces, a 6% increase compared to 125,557 silver equivalent ounces produced in the previous quarter due to a 14% increase in average silver grades, slightly offset by a 5% decrease in tonnes milled.

Silver grades and recoveries during the quarter averaged 131 g/t and 74%, respectively. Lead grades and recoveries averaged 2.71% and 58%, respectively, compared to 115 g/t and 63% in the prior quarter.

Cash cost and AISC per ounce for the quarter were $28.62 and $38.84, respectively, a slight decrease compared to $29.83 and $39.77, per ounce in the previous quarter. The decrease was primarily attributed to the increase in silver ounces produced.

In the fourth quarter, a total of 1,135 metres of development were completed compared to 1,140 metres in the third quarter and one surface rig and two underground rigs completed 7,200 metres in 22 holes compared to 5,583 metres of drilling in the previous quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company received the final permit for the new tailings impoundment facility on August 12, 2019 and will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping and de-watering of the underground mine, preparation for closure of the tailings dam and water treatment.

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Forth Quarter 2019	Forth Quarter 2018	Variance %

Revenues	$96,476	$74,128	30%	(1)
Mine operating costs
Cost of sales	55,033	56,230	(2)%	(2)
Depletion, depreciation and amortization	17,502	26,925	(35)%	(3)
	72,535	83,155	(13)%
Mine operating earnings (loss)	23,941	(9,027)	365%	(4)

General and administrative expenses	7,644	5,942	29%	(5)
Share-based payments	1,907	943	102%
Mine holding costs	4,409	636	NM	(6)
Impairment of non-current assets	58,739	168,028	(65)%	(7)
Acquisition costs	—	16	(100)%
Foreign exchange (gain) loss	(1,947)	1,684	NM
Operating (loss) earnings	(46,811)	(186,276)	75%
Investment and other income	1,475	1,095	35%
Finance costs	(3,940)	(3,388)	16%
(Loss) earnings before income taxes	(49,276)	(188,569)	74%
Current income tax expense	10,487	724	NM
Deferred income tax recovery	(19,817)	(24,850)	(20)%
Income tax recovery	(9,330)	(24,126)	(61)%	(8)
Net loss for the period	$(39,946)	$($164,443)	(76)%	(9)

Earnings (loss) per share (basic and diluted)	$(0.19)	$(0.85)	(77)%	(9)

NM - Not meaningful

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

1.	Revenues in the quarter increased 30% compared to the same quarter of the previous year primarily attributed to:

• a 21% increase in average realized price per ounce of silver sold of $17.46 compared to $14.47 per ounce in the fourth quarter of 2018, resulting in a $18.3 million increase in revenues; and

•

a 6% increase in payable equivalent silver ounces sold at market prices compared to the same quarter of the prior year, resulting in a $9.9 million increase in revenues. Payable equivalent silver ounces sold was negatively impacted in the fourth quarter of last year due to the bankruptcy of one of the refineries used by the Company, which resulted in a loss of approximately 758,000 silver equivalent ounces of inventory.

2.	Cost of sales in the quarter decreased 2% or $1.2 million compared to the same quarter of the previous year as a result of the following factors:

• a $6.3 million decrease in production costs, primarily due to temporary suspension of operating activities at the La Parrilla mine and San Martin mine;
Partially offset by:

• a $3.2 million increase in change in inventories due to timing of shipments.

3.	Depletion, depreciation and amortization in the quarter decreased $9.4 million or 35% compared to the same quarter of the previous year primarily as a result of:

• a $6.5 million decrease at the La Parrilla mine primarily due to the impairment charge taken at the end of 2018 and temporary suspension of milling activities effective September 2, 2019; and

• a $1.5 million decrease due to temporary suspension of operating activities at the San Martin mine since July 1, 2019.

4.

Mine operating earnings during the quarter increased by $33.0 million to $23.9 million compared to a loss of $9.0 million in the fourth quarter of 2018. The increase was primarily attributable to improved metal prices and an increased allocation of production from the Company’s more profitable operations.

5.

General and administrative expenses increased $1.7 million or 29% compared to the same quarter of 2018, primarily attributed to an increase in salaries and benefits associated with the addition of certain senior positions and legal costs associated with fiscal audits in Mexico.

6.	Mine holding costs increased by $3.8 million compared to the same quarter of 2018, primarily due to the temporary suspension of milling activities at the La Parrilla mine effective September 2, 2019.

7.

Impairment on non-current assets: In the fourth quarter, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine. Impairment charge in the fourth quarter of 2018 was $168.0 million, or $130.6 million net of tax, as a result of an impairment charge on the La Parrilla and Del Toro mine due to decrease in estimated Reserves and Resources amidst a decline in metal prices and increased operating costs

8.

During the quarter, the Company recorded an income tax recovery of $9.3 million compared to an income tax recovery of $24.1 million in the fourth quarter of 2018. The decrease in income tax recovery was attributed primarily to a decrease in net loss before taxes, offset by a decrease in value of tax loss carryforwards and the foreign exchange impact on the Company’s Mexican Peso denominated future income tax liability balances.

9.	As a result of the foregoing, net loss for the quarter was $39.9 million (EPS of ($0.19)) compared to net loss of $164.4 million (EPS of ($0.85)) in the same quarter of the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

For the year ended December 31, 2019 and 2018 (in thousands of dollars, except for per share amounts):

				Variance %
	Annual 2019	Annual 2018	Annual 2017	’19 vs ‘18

Revenues	$363,944	$300,929	$252,288	21%	(1)
Mine operating costs
Cost of sales	232,146	219,162	159,265	6%	(2)
Depletion, depreciation and amortization	65,584	93,667	77,045	(30)%	(3)
	297,730	312,829	236,310	(5)%
Mine operating earnings (loss)	66,214	(11,900)	15,978	NM	(4)

General and administrative expenses	26,800	21,428	17,493	25%	(5)
Share-based payments	8,325	7,375	8,295	13%
Impairment of non-current assets	58,739	199,688	65,500	(71)%	(6)
Acquisition costs	—	4,893	—	(100)%	(7)
Mine holding costs	7,579	2,109	—	28%	(8)
Foreign exchange (gain) loss	(3,243)	1,874	(4,314)	NM
Operating loss	(31,986)	(249,267)	(70,996)	(87)%
Investment and other income (loss)	8,109	(744)	(34)	NM	(9)
Finance costs	(15,147)	(13,036)	(4,271)	16%
Loss before income taxes	(39,024)	(263,047)	(75,301)	(85)%
Current income tax expense	16,423	2,148	7,177	NM
Deferred income tax recovery	(14,973)	(61,031)	(29,206)	(75)%
Income tax recovery (recovery)	1,450	(58,883)	(22,029)	102%	(10)
Net loss for the period	$(40,474)	$(204,164)	$(53,272)	(80)%	(11)

Loss per share (basic and diluted)	$(0.20)	$(1.11)	$(0.32)	(82)%	(11)

NM - Not meaningful

1.	Revenues in the year ended December 31, 2019 increased by $63.0 million or 21% compared to the previous year due to the following significant contributors:

•

Silver equivalent ounces sold increased by 15% compared to the previous year resulting in an increase in revenues of $39.1 million, primarily attributed to an increase in production from a full year of operations at San Dimas compared to eight months in the same period of 2018;

	•	a 6% increase in average realized price per ounce of silver sold of $16.40 compared to $15.53 per ounce in 2018, resulting in a $21.3 million increase in revenues; and

•

Smelting and refining costs decreased from $7.5 million ($0.65 per ounce) to $4.9 million ($0.37 per ounce) due to a higher volume of doré production from San Dimas and Santa Elena and lower concentrate and treatment charges due to the temporary suspension of activities at La Parrilla.

2.	Cost of sales in the year increased $13.0 million or 6% compared to 2018 as a result of the following factors:

	•	$39.3 million increase in cost of sales as a result of full year of operations from the San Dimas mine, compared to eight months in the same period of 2018;

Partially offset by:

	•	a $10.6 million decrease due to temporary suspension of operating activities at the La Parrilla mine;

	•	a $9.8 million decrease due to suspension of operating activities at the San Martin mine since July 1, 2019; and

	•	a $6.1 million reduction in cost of sales year over year pursuant to the La Guitarra mine being placed on care and maintenance effective August 3, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

3.	Depletion, depreciation and amortization in the year decreased $28.1 million or 30% compared to the previous year primarily due to:

	•	a $21.5 million decrease at the La Parrilla mine due to the impairment charge taken at the end of 2018 and temporary suspension of milling activities effective September 2, 2019; and

	•	a reduction of $4.4 million at the La Guitarra mine pursuant to the mine being placed on care and maintenance effective August 3, 2018;

Partially offset by:

	•	a $9.4 million increase at the San Dimas mine as a result of a full year of operations in the current year.

4.

Mine operating earnings during the year ended December 31, 2019 increased $78.1 million compared to 2018. The increase was primarily attributed to a full year of operations from the San Dimas mine, which increased its operating earnings by $44.1 million compared to the prior year, as well as improved metal prices and an increased allocation of production from the Company’s more profitable operations.

5.

General and administrative expenses increased $5.4 million or 25% during the year compared to 2018, primarily attributed to an increase in salaries and benefits associated with the addition of certain senior positions, incremental general and administrative costs following the acquisition and integration of Primero, legal costs associated with fiscal tax audits in Mexico and First Silver litigation recovery efforts, as well as higher depreciation and amortization costs associated with increase in right-of-use assets.

6.

Impairment on non-current assets: In the fourth quarter, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine. During the year ended December 31, 2018, the Company recognized a total impairment charge of $199.7 million, or $151.1 million net of tax. Due to a reduction in estimated Reserves and Resources as a result of a decline in long-term metal price forecasts and increase in operating costs, the Company was required to record an impairment charge of $111.8 million and $56.3 million on its two concentrates producing mines, La Parrilla and Del Toro, respectively.

7.

Acquisition costs of $4.9 million in the prior year was related to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.

Mine holding costs for the year increased to $7.6 million due to a full year of care and maintenance costs incurred for the La Guitarra mine as compared to five months in the prior year since the mine was placed under care and maintenance on August 3, 2018, as well as temporarily suspension of milling operations at the La Parrilla mine effective September 2, 2019.

9.	Investment and other income for the year increased $8.9 million compared to the prior year primarily due to:

	•	a gain on investment in marketable securities of $0.5 million in the current year compared to a loss of $4.7 million in the prior year;

	•	interest and other income increased by $2.7 million due to an increase in interest income attributed to higher cash and cash equivalent holdings and interest from VAT recoveries; and

	•	a gain from investment in silver future derivatives of $1.2 million in the current year compared to $0.3 million in the prior year.

10.

During the year ended December 31, 2019, the Company recorded a net income tax expense of $1.5 million, compared to an income tax recovery of $58.9 million in 2018. The increase in income tax expense was primarily driven by a decrease in net loss before tax, offset by a decrease in value of tax loss carryforwards and the foreign exchange impact on the Company’s Mexican Peso denominated future income tax liability balances

11.	As a result of the foregoing, net loss for the year ended December 31, 2019 was $40.5 million (EPS of ($0.20)), compared to a loss of $204.2 million (EPS of ($1.11)) in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

		2019				2018
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$96,476	$96,989	$83,669	$86,810	$74,128	$88,521	$79,687	$58,593
Cost of sales	$55,033	$54,994	$62,772	$59,347	$56,230	$63,966	$59,285	$39,681
Depletion, depreciation and amortization	$17,502	$14,181	$16,691	$17,210	$26,925	$24,701	$22,706	$19,335
Mine operating earnings (loss)	$23,941	$27,814	$4,206	$10,253	$(9,027)	$(146)	$(2,304)	$(423)
Net (loss) earnings after tax	$(39,946)	$8,559	$(11,967)	$2,880	$(164,443)	$5,904	$(40,033)	$(5,592)
(Loss) Earnings per share - basic	$(0.19)	$0.04	$(0.06)	$0.01	$(0.85)	$0.03	$(0.22)	$(0.03)
(Loss) Earnings per share - diluted	$(0.19)	$0.04	$(0.06)	$0.01	$(0.85)	$0.03	$(0.22)	$(0.03)

During the fourth quarter of 2019, mine operating earnings were $23.9 million compared to $27.8 million in the previous quarter. The decrease in mine operating earnings was primarily due to a $3.3 million increase in depletion, depreciation and amortization as a result of an increase in throughputs at San Dimas and La Encantada, as well as increase in right-of-use asset depreciation during the quarter. Net loss for the quarter was $39.9 million compared to net earnings of $8.6 million in the previous quarter. Net loss in the quarter was attributable to an impairment of non-current assets of $58.7 million, or $52.4 million net of tax, relating to the La Encantada mine.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity
As at December 31, 2019, the Company had cash and cash equivalents of $169.0 million, an increase of $112.0 million compared to December 31, 2018. The Company’s cash and cash equivalents comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at December 31, 2019 was $171.1 million compared to $108.1 million at December 31, 2018. Total available liquidity at December 31, 2019 was $226.2 million (@see page 34), including $55.0 million of undrawn revolving credit facility.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at- the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2019, First Majestic sold 11,172,982 common shares of the Company under the ATM program at an average price of $7.55 per share for gross proceeds of $84.4 million, or net proceeds of $81.9 million after costs. Subsequent to year end, the Company sold an additional 1,277,838 common shares under the ATM program at an average price of $10.81 per share for gross proceeds of $13.8 million.

The following table summarizes the Company’s cash flow activity during the period:

	Year Ended December 31,
	2019	2018
Cash flow
Cash generated by operating activities	140,025	33,262
Cash used in investing activities	(116,934)	(117,041)
Cash generated by financing activities	87,680	25,443
Increase (decrease) in cash and cash equivalents	110,771	(58,336)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	1,225	(2,792)
Cash and cash equivalents, beginning of the year	57,013	118,141
Cash and cash equivalents, end of year	$169,009	$57,013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2019 are summarized as follows:

•	Cash provided from operating activities of $140.0 million, primarily due to:
	•	$108.9 million in operating cash flows from operating activities before movements in working capital and taxes;
	•	a $30.0 million decrease in value added taxes receivable as the Mexican tax authorities have made good progress in releasing payments to San Dimas filings that were in arrears; and
	•	net of $6.2 million in income taxes paid during the year.

•	Cash used in investing activities of $116.9 million, primarily related to:
	•	$77.0 million spent on mine development and exploration activities;
	•	$41.6 million spent on purchase of property, plant and equipment;
	•	$1.7 million spent on deposits on non-current assets; and
	•	net of $2.6 million realized gain on settlement of silver futures.

•	Cash provided from financing activities of $87.7 million, primarily consists of the following:
	•	$81.9 million of net proceeds from the issuance of shares through the ATM;
	•	$16.7 million of net proceeds from the exercise of stock options;

net of:

•	$5.7 million payment of financing costs; and
•	$5.2 million on repayment of lease obligations.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2019 and December 31, 2018, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments
As at December 31, 2019, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	2 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$59,123	$59,123	$—	$—	$—
Debt facilities	188,439	4,209	26,263	157,967	—
Equipment financing obligations	22,561	6,829	7,778	7,954	—
Other liabilities	4,405	—	—	—	4,405
Purchase obligations and commitments	12,527	11,827	700	—	—
	$287,055	$81,988	$34,741	$165,921	$4,405

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2019, value added taxes (“VAT”) receivable was $29.6 million (2018 - $59.7 million). Substantially, all of the historical VAT balances in arears for Primero Empresa Minera, S.A. de C.V. (“PEM”) have been recovered during 2019. Majority of the remaining balance of VAT receivable are now in a normal range of three to six months and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk
The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

							December 31, 2019
	Cash and	Trade and	Value added	Other	Trade and	Foreign	Net assets	Effect of +/-
	cash	other	taxes	financial	other	exchange	(liabilities)	10% change in
	equivalents	receivables	receivable	assets	payables	derivative	exposure	currency
Canadian dollar	$14,182	$56	$—	$3,010	$(1,529)	$—	$15,719	$1,572
Mexican peso	9,000	—	20,700	—	(33,635)	27,000	23,065	2,307
	$23,182	$56	$20,700	$3,010	$(35,164)	$27,000	$38,784	$3,878

Commodity Price Risk
The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

			December 31, 2019
		Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Total
Metals subject to provisional price adjustments	$65	$—	$38	$103
Metals in doré and concentrates inventory	90	238	6	334
	$155	$238	$44	$437

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Political and Country Risk
First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company’s operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks
The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward- looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero’s effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $260.9 million inclusive of interest, inflation, and penalties. The key items, in addition to the view that PEM should pay taxes based on the market price of silver, also include denial of the deductibility of interest expense and service fees in Mexico, all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, as well as in proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The APA remains valid and legally binding and the Company will continue vigorously disputing these reassessments. Based on the Company’s assessments with third party advisors, the Company believes Primero’s tax filings were appropriate and continues to believe its tax filing position based upon the APA is correct and, therefore, no liability has been recognized in the financial statements.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.6 million as non-current at December 31, 2019 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $8.2 million and $6.7 million, respectively. The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing “en banc” (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied on October 24, 2019. The period for plaintiffs to respond by filing a petition for a writ of certiorari with the U.S. Supreme Court has now expired and we consider that this matter has concluded in the Company’s favour.

First Silver litigation
In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2019, the Company has not accrued any of the remaining $62.8 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

OTHER FINANCIAL INFORMATION

Share Repurchase Program
The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

No shares were repurchased during the year ended December 31, 2019. During the year ended December 31, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements
At December 31, 2019, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures
Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2019.

Outstanding Share Data
As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 209,766,476 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 16 - “Leases” as outlined in Note 2 and Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2019, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2018.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2019
Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied retrospectively to all business combination and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application permitted. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IAS 1 and IAS 8 Definition of Material
The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from could influence to could reasonably be expected to influence.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term material to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

Amendments to References to the Conceptual Framework in IFRS Standards
Together with the revised Conceptual Framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne
Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, “costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives”. Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2019
	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
Mining cost	$9,803	$4,410	$2,653	$964	$17,830
Milling cost	4,664	6,486	4,394	705	16,249
Indirect cost	8,714	2,629	2,661	1,169	15,173
Total production cost (A)	$23,182	$13,524	$9,708	$2,838	$49,252
Add: transportation and other selling cost	317	81	83	52	641
Add: smelting and refining cost	448	162	203	138	951
Add: environmental duty and royalties cost	202	127	34	7	370
Total cash cost before by-product credits (B)	$24,149	$13,894	$10,028	$3,035	$51,214
Deduct by-product credits attributed to:
Gold by-product credits	(22,895)	(14,759)	(74)	3	(37,725)
Lead by-product credits	—	—	—	(788)	(795)
Zinc by-product credits	—	—	—	—	(50)
Total by-product credits	$(22,895)	$(14,759)	$(74)	$(785)	$(38,570)
Total cash cost (C)	$1,254	$(865)	$9,954	$2,250	$12,644
Workers’ participation	1,930	59	78	45	2,413
General and administrative expenses	—	—	—	—	7,230
Share-based payments	—	—	—	—	1,907
Accretion of decommissioning liabilities	186	52	148	55	603
Sustaining capital expenditures	8,879	2,818	1,645	679	15,090
Operating lease payments	57	205	637	25	1,198
All-In Sustaining Costs (D)	$12,306	$2,269	$12,462	$3,054	$41,085
Payable silver ounces produced (E)	1,657,891	618,702	983,680	78,614	3,338,887
Tonnes milled (F)	182,265	196,640	221,049	26,528	626,482

Total cash cost per ounce, before by-product credits (B/E)	$14.55	$22.46	$10.19	$38.60	$15.33
Total cash cost per ounce (C/E)	$0.74	$(1.40)	$10.12	$28.62	$3.73
All-in sustaining cost per ounce (D/E)	$7.41	$3.66	$12.67	$38.84	$12.25
Production cost per tonne (A/F)	$127.19	$68.77	$43.92	$106.99	$78.62

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$10,868	$4,613	$1,618	$2,123	$2,520	$1,851	$23,591
Milling cost	4,065	5,423	3,559	1,899	2,492	1,493	18,930
Indirect cost	4,691	2,074	1,690	1,551	1,587	1,415	13,007
Total production cost (A)	$19,623	$12,110	$6,866	$5,573	$6,598	$4,759	$55,529
Add: transportation and other selling cost	221	95	35	50	176	57	684
Add: smelting and refining cost	308	131	89	107	556	188	1,373
Add: environmental duty and royalties cost	140	93	14	38	27	11	324
Total cash cost before by-product credits (B)	$20,292	$12,429	$7,007	$5,768	$7,357	$5,015	$57,913
Deduct by-product credits attributed to:
Gold by-product credits	(19,494)	(13,032)	(19)	(1,567)	(219)	—	(34,274)
Lead by-product credits	—	—	—	—	(1,601)	(1,075)	(2,676)
Zinc by-product credits	—	—	—	—	(1,414)	—	(1,414)
Total by-product credits	$(19,494)	$(13,032)	$(19)	$(1,567)	$(3,234)	$(1,075)	$(38,364)
Total cash cost (C)	$798	$(603)	$6,988	$4,201	$4,123	$3,940	$19,549
Workers’ participation	941	64	324	62	75	67	1,532
General and administrative expenses	—	—	—	—	—	—	5,593
Share-based payments	—	—	—	—	—	—	943
Accretion of decommissioning liabilities	90	53	65	48	58	50	394
Sustaining capital expenditures	5,482	1,724	1,004	1,183	2,072	1,325	13,376
All-In Sustaining Costs (D)	$7,311	$1,238	$8,381	$5,494	$6,328	$5,382	$41,387
Payable silver ounces produced (E)	1,365,661	567,186	447,833	404,119	298,821	142,248	3,225,868
Tonnes milled (F)	172,641	221,945	206,812	66,924	125,751	56,200	850,272

Total cash cost per ounce, before by-product credits (B/E)	$14.86	$21.91	$15.64	$14.27	$24.62	$35.25	$17.95
Total cash cost per ounce (C/E)	$0.58	$(1.06)	$15.60	$10.40	$13.80	$27.69	$6.06
All-in sustaining cost per ounce (D/E)	$5.35	$2.18	$18.70	$13.60	$21.18	$37.83	$12.83
Production cost per tonne (A/F)	$113.66	$54.55	$33.20	$83.27	$52.47	$84.67	$65.31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
(expressed in thousands of U.S. dollars,	Year Ended December 31, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$39,230	$17,922	$8,374	$3,390	$5,097	$3,621	$77,633
Milling cost	20,568	25,473	18,139	3,210	4,671	2,734	74,796
Indirect cost	31,420	9,330	9,141	2,690	3,467	4,070	60,118
Total production cost (A)	$91,219	$52,725	$35,654	$9,290	$13,235	$10,425	$212,548
Add: transportation and other selling cost	1,138	258	302	85	558	178	2,737
Add: smelting and refining cost	1,234	526	670	142	1,812	508	4,892
Add: environmental duty and royalties cost	739	472	102	52	45	27	1,437
Total cash cost before by-product credits (B)	$94,330	$53,981	$36,728	$9,569	$15,650	$11,138	$221,614
Deduct by-product credits attributed to:
Gold by-product credits	(85,468)	(55,211)	(197)	(2,105)	(42)	(6)	(143,029)
Lead by-product credits	—	—	—	—	(3,997)	(2,991)	(6,988)
Zinc by-product credits	—	—	—	—	(3,517)	—	(3,517)
Total by-product credits	$(85,468)	$(55,211)	$(197)	$(2,105)	$(7,556)	$(2,997)	$(153,534)
Total cash cost (C)	$8,862	$(1,230)	$36,531	$7,464	$8,094	$8,141	$68,080
Workers’ participation	7,552	209	313	489	244	99	9,036
General and administrative expenses	—	—	—	—	—	—	25,164
Share-based payments	—	—	—	—	—	—	8,325
Accretion of decommissioning liabilities	744	207	591	237	282	219	2,409
Sustaining capital expenditures	28,378	7,842	4,546	2,091	4,937	2,322	51,203
Operating lease payments	221	318	701	112	99	99	2,397
All-In Sustaining Costs (D)	$45,757	$7,346	$42,682	$10,393	$13,656	$10,880	$166,614
Payable silver ounces produced (E)	6,302,519	2,433,169	3,071,077	555,039	519,311	288,073	13,169,187
Tonnes milled (F)	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999

Total cash cost per ounce, before by-product credits (B/E)	$14.97	$22.19	$11.96	$17.24	$30.14	$38.66	$16.83
Total cash cost per ounce (C/E)	$1.41	$(0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
All-in sustaining cost per ounce (D/E)	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Production cost per tonne (A/F)	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$28,145	$18,192	$5,948	$8,514	$9,987	$7,027	$2,430	$80,244
Milling cost	10,509	24,007	16,184	7,645	9,295	6,092	1,621	75,354
Indirect cost	12,474	9,078	7,467	5,948	6,223	5,637	2,537	49,364
Total production cost (A)	$51,128	$51,278	$29,599	$22,107	$25,505	$18,757	$6,589	$204,962
Add: transportation and other selling cost	528	525	167	353	802	456	368	3,399
Add: smelting and refining cost	773	506	336	396	2,903	1,942	636	7,492
Add: environmental duty and royalties cost	405	429	53	173	112	63	54	1,289
Total cash cost before by-product credits (B)	$52,834	$52,737	$30,154	$23,029	$29,322	$21,218	$7,647	$217,141
Deduct: By-product credits attributed to
Gold by-product credits	(52,418)	(51,617)	(130)	(6,599)	(930)	—	(4,307)	(116,001)
Lead by-product credits	—	—	—	—	(5,883)	(8,485)	—	(14,368)
Zinc by-product credits	—	—	—	—	(6,210)	—	—	(6,210)
Total by-product credits	$(52,418)	$(51,617)	$(130)	$(6,599)	$(13,023)	$(8,485)	$(4,307)	$(136,579)
Total cash cost (C)	$416	$1,120	$30,024	$16,430	$16,299	$12,733	$3,340	$80,562
Workers’ participation	3,984	346	568	313	298	291	(24)	5,775
General and administrative expenses	—	—	—	—	—	—	—	20,573
Share-based payments	—	—	—	—	—	—	—	7,375
Accretion of decommissioning liabilities	225	221	270	203	242	208	125	1,494
Sustaining capital expenditures	16,793	8,387	7,183	4,467	8,020	7,239	2,060	56,731
All-In Sustaining Costs (D)	$21,418	$10,074	$38,045	$21,413	$24,859	$20,471	$5,501	$172,510
Payable silver ounces produced (E)	3,618,248	2,221,023	1,597,325	1,744,393	1,270,327	744,744	340,973	11,537,034
Tonnes milled (F)	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452

Total cash cost per ounce, before by-product credits (B/E)	$14.60	$23.74	$18.88	$13.20	$23.08	$28.49	$22.42	$18.82
Total cash cost per ounce (C/E)	$0.11	$0.50	$18.80	$9.42	$12.83	$17.10	$9.79	$6.98
All-in sustaining cost per ounce (D/E)	$5.92	$4.54	$23.82	$12.28	$19.57	$27.49	$16.13	$14.95
Production cost per tonne (A/F)	$117.46	$57.01	$32.28	$77.66	$51.88	$70.20	$81.91	$60.71

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Average Realized Silver Price per Ounce
Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Revenues as reported	$96,476	$74,128	$363,944	$300,929
Add back: smelting and refining charges	950	1,371	4,891	7,491
Gross revenues	97,426	75,499	368,835	308,420
Less: Sandstorm gold revenues	(1,078)	(855)	(4,200)	(4,051)
Less: Wheaton gold revenues	(6,969)	(5,071)	(26,994)	(13,176)
Less: Wheaton silver revenues	—	—	—	(1,953)
Gross revenues, excluding Sandstorm, Wheaton (A)	$89,379	$69,573	$337,641	$289,240

Payable equivalent silver ounces sold	6,125,349	5,558,896	24,509,434	21,341,692
Less: Payable equivalent silver ounces sold to Sandstorm	(200,479)	(159,122)	(789,783)	(723,526)
Less: Payable equivalent silver ounces sold to Wheaton	(804,896)	(591,677)	(3,126,715)	(1,989,514)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	5,119,974	4,808,097	20,592,936	18,628,652

Average realized price per ounce of silver sold (A/B)(1)	$17.46	$14.47	$16.40	$15.53
Average market price per ounce of silver per COMEX	$17.33	$14.55	$16.20	$15.74

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share
Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Operating Cash Flows before Working Capital and Taxes	$32,875	$10,991	$108,915	$61,561
Weighted average number of shares on issue - basic	205,753,770	193,669,968	201,615,489	183,650,405
Cash Flow per Share	$0.16	$0.06	$0.54	$0.34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Adjusted Earnings per Share (“Adjusted EPS”)
The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net loss as reported	$(39,946)	$(164,443)	$(40,474)	$(204,164)
Adjustments for non-cash or unusual items:
Deferred income tax recovery	(19,817)	(24,850)	(14,973)	(61,031)
Share-based payments	1,907	943	8,325	7,375
(Gain) loss from investment in derivatives and marketable securities	(243)	925	(1,765)	4,704
(Recovery) write-down of mineral inventory	(355)	1,316	(2,578)	2,329
Impairment of non-current assets	58,739	168,028	58,739	199,688
Inventory loss due to Republic Metals Chapter 11 bankruptcy	—	7,520	—	7,520
Primero acquisition costs	—	16	—	4,893
Adjusted net earnings (loss)	$285	$(10,545)	$7,274	$(38,686)
Weighted average number of shares on issue - basic	205,753,770	193,669,968	201,615,489	183,650,405
Adjusted EPS	$0.00	$(0.05)	$0.04	$(0.21)

Working Capital and Available Liquidity
Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	December 31,	December 31,
	2019	2018
Current Assets	$242,979	$166,274
Less: Current Liabilities	(71,853)	(58,137)
Working Capital	$171,126	$108,137
Available Undrawn Revolving Credit Facility	55,031	55,031
Available Liquidity	$226,157	$163,168

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting
The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2019.

The Company’s independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 18, 2020 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements
Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources
Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources.

This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources
This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information
Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

> CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

Keith Neumeyer
President, Chief Executive Officer & Director
I @keith_neumeyer

Steve Holmes
Chief Operating Officer

Raymond Polman, CPA, CA
Chief Financial Officer

Sophie Hsia, LL.B., B.C.L., LL.M.
General Counsel

Connie Lillico, BA
Corporate Secretary

Douglas Penrose, B.COMM., CPA, CA [1,2]
Chairman & Director

Robert McCallum, B.SC., P.ENG. [1,2,3]
Director

Nicole Adshead-Bell, PH.D [1,3]
Director

Marjorie Co, B.SC., LLB, MBA [2,3]
Director

1 Audit Committee
2 Compensation and Nominating Committee
3 Corporate Governance Committee

ANNUAL GENERAL MEETING

Join:
https://web.lumiagm.com/253166931

Date:
June 9, 2020

Time:
10:00 am Pacific Standard Time

MARKET INFORMATION TRADING SYMBOLS

TSX : FR

NYSE : AG

FSE : FMV

CORPORATE HEADQUARTERS

First Majestic Silver Corp.
#1800 – 925 West Georgia Street
Vancouver, B.C., Canada
V6C 3L2

T: 604.688.3033
F: 604.639.8873
TF: 1.866.529.2807

info@firstmajestic.com | www.firstmajestic.com

Transfer Agent

Computershare Trust Company of Canada
3rd Floor - 510 Burrard Street
Vancouver, B.C. Canada
V6C 3B9

T: 604.661.9400
F: 604.661.9401

Legal Advisors

Bennett Jones LLP
2500 Park Place
666 Burrard Street
Vancouver, B.C.
V6C 2X8

Independent Auditors

Deloitte LLP
939 Granville Street
Vancouver, British Columbia
V6Z 1L3

Investor Relations Contact

info@firstmajestic.com
T: 604.688.3033
TF: 1.866.529.2807 (North America only)

Todd Anthony, MBA
Vice President Corporate Development

Jill Arias
VP Corporate Communications & Marketing
I @FMSilverCorp

Bullion Sales

service@firstmajestic.com
I @FMBullion

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